January 25, 2013

U. S. Securities and Exchange Commission

Washington, DC 20549

Attention: Amanda Ravitz, Assistant Director

Re:	SurePure, Inc.

Form 8-K

Filed December 13, 2012

File No. 000-54172

Dear Ms. Ravitz:

We are in receipt of your letter dated January 8, 2013. We have electronically filed herewith on behalf of SurePure, Inc. (the “Registrant”) Amendment No. 2 to the above-referenced Form 8-K. Amendment No. 2 has been marked with tags to show changes made from the previous filings. In addition, we have included a narrative response keyed to your comments set forth in your comment letter. Each of your comments is set forth below, followed by our response.

General

1.	We note your disclosure throughout that you structured transactions “in order to comply with the regulations of the Commission” for exemption from registration. We note further disclosure that you relied upon representations from potential purchasers regarding various facts related to Regulation S compliance. Please revise to make clear that these efforts do not guarantee that you sold in compliance with any particular exemption from registration. Please also be advised that relying solely on representations from potential purchasers is generally not sufficient to ensure compliance with any particular exemption.

We have revised the Report throughout as noted. We also point out that prior to filing the Report, we confirmed that each purchaser was not a U.S. Person, as defined by Regulation S.

U. S. Securities and Exchange Commission

January 25, 2013

SurePure Group Structure, page 5

2.	Please explain the business reasons for this corporate structure including what purpose each of the subsidiaries performs and why you believe it requires such prominent disclosure.

The business reasons for the corporate structure are as follows: SPI is a holding company that contains the administrative functions of the group of companies, including oversight of financial statements and other corporate books and records. SPO is the principal operating company in terms of commercializing the Technology. SPO owns all of the patents and other intellectual property of the group, other than the South African patent, which is owned by SPHSA. SPLAM is the operating business through which the group seeks to commercialize its technology in Latin America. This entity was originally formed to satisfy the requirements of a South American distributor. SPHSA owns the South African patent because, under applicable regulations of the Reserve Bank of South Africa, the entity that owns the South African patent must be a South African entity. SPHSA is the holding company of SPMSA. SPMSA contains the business and operating functions of the South African enterprise. The Registrant expects, upon completion of the pending acquisition of SPHSA by SPO, to combine certain of the entities. This will require that we first satisfy the Swiss authorities as to certain tax matters.

We believe that a glossary of terms at the beginning of the report will aid investors in understanding the corporate group.

3.	Please clarify, if true, that the SURP entity is the registrant, and explain the differences between the SURP shareholders and former SPI and SPP shareholders, as well as describing how XOptics fits into the structure.

We have deleted the chart that appeared on page 5 of the Report because we believed that it did not provide the desired additional clarity to shareholders and other readers of the Report.

Amended and Restated Share Agreement, page 6

4.	We note your disclosure in the fourth paragraph about your prior shareholders. Please explain how you were authorized to assign to Ms. Yabamrung “all of our assets and liabilities” prior to the contemplated transaction. Did this transaction require shareholder approval? Also, please disclose what consideration Ms. Bousing received for her cancelled shares.

We have revised the Report on page 6 to explain the authorization for the assignment to Ms. Yambamrung and make the other disclosures required by the foregoing comment. In Section 3.4(a) of the Amended and Restated Share Exchange Agreement, SurePure, Inc. represented and warranted that the consummation of the share exchange had been duly authorized.

U. S. Securities and Exchange Commission

January 25, 2013

5.	We note your disclosure here and on page 9 regarding the share exchange transaction. It is unclear whether these transactions have taken place, because your disclosure speaks to the transaction in the future tense and it appears some transactions are subject to an information statement to be sent to your shareholders. Please clarify whether all of the contemplated elements of the transaction are completed.

We have revised the Report on pages 6 and 9 to make the clarifications required by the foregoing comment.

The Share Exchange, page 9

6.	Please identify the shareholders discussed in the second bullet point of this section.

We have revised the Report on page 9 and 10 to generally identify the shareholders discussed in the second bullet point to make clear that they are the former shareholders of SPI, but point out that there are 36 shareholders, and it would not be practical or beneficial to the disclosure to identify each of them. The disclosure is intended to describe the effects of their ownership in the aggregate.

7.	Issuance of Common Stock in the Share Exchange, page 20

For those issuances where you intend to rely upon Section 4(2) or Regulation D of the Securities Act of 1933, please state that facts relied upon in claiming the exemption.

We have revised the Report on page 21 to state the facts that are relied upon in claiming the exemption under Section 4(2) or Regulation D.

Item 1. Business, page 21

8.	Please provide objective third party support for claims made throughout about the function and efficacy of your technology.

We have revised the Report on pages 21 through 33 to separate objective descriptions of the Company and its Technology from those claims that may be more subjective in nature. Where correct, we have indicated that we are relying on scientific tests as the basis for our claims.

U. S. Securities and Exchange Commission

January 25, 2013

The Product, page 23

9.	While we note your disclosure on page 45, please expand your disclosure to explain the steps you need to take, as well as the capital needed and expected timelines, to further develop your product. Discuss in this regard any expected development of prototypes and regulatory approvals, if any, such as FDA review.

We have revised the Report on pages 23, 24 and 25 to expand the disclosure to include the explanation requested by the foregoing comment and to include the requested discussion of timelines. We note that neither any further product development not the development of any product prototypes is envisioned to be required. The Turbulator has been developed and has been in use for at least seven years at this time.

Research and Development, page 31

10.	Please expand your disclosure to describe the contributions you have made to each of the studies you describe here. Please tell us how these studies are independent, objective support for your statements about the effectiveness of your technology. If you are unable to provide such support, please revise your statements accordingly.

We have revised the Report on pages 32 and 33 to expand the disclosure to include the information requested by the foregoing comment.

11.	Please supplementally provide us with copies of the referenced studies.

Copies of the reports described in the Report have been provided supplementally with this correspondence, together with a cover index. The reports are attached to this letter.

Consumer Advocates and others may question the safety… page 39

12.	Please expand your disclosure to describe the “certain consumer advocates and others” who question the use of irradiation to preserve and purify foods and to describe more fully their objections.

We have revised the risk factor now appearing on page 40 to include the description requested by the foregoing comment. The type of statements that we are concerned about can be found, for example, on the Internet at http://www.preventcancer.com/consumers/food/irradiation.htm. We do not wish to expand the disclosure to name any such persons and do not believe that it should be necessary to do so in light of the expanded disclosure in the Report.

U. S. Securities and Exchange Commission

January 25, 2013

Security Ownership of certain Beneficial Owners and Management, page 52

13.	Please identify the individuals with beneficial ownership over the shares held by the entity listed in the table, such as Trinity Asset Management.

Trinity Asset Management has advised us that it has retained the sole right to vote and the sole right to dispose of shares of our Common Stock. Based on information that Trinity has provided to us, we understand that Trinity exercises these rights as an entity and that no one person has the right to make these decisions.

14.	Please tell us why you do not appear to have included all 5% holders in the table. We note, for example, XO Optics and RD Active Capital. Please revise or advise.

We have added RD Active Limited to the table on page 53.

Although XOptics holds more than 5% of the company’s shares on a fully diluted basis, the shares that it currently owns are non-voting shares of preferred stock which, except in the case of a sale to a third party or upon the sale of the business, are not convertible into shares of our Common Stock on less than 61 days’ notice. Accordingly under Rules 13d-1(i) and 13d-3(d)(1), we believe that the shares owned by XOptics are not required to appear in the table.

Contemplated Transaction between XOptics and the Majority Shareholder of SPHSA, page 64

15.	Please expand your disclosure regarding the anticipated timing of this transaction and the consideration to be paid for the securities.

We have revised the disclosure now appearing on page 65 with respect to the anticipated timing of this transaction and the consideration to be paid for the securities.

Transactions by Officers and Directors of SPI, page 65

16.	Please expand your disclosure to describe the consideration paid by your directors and officers for the securities they purchased.

The directors and officers did not pay any consideration for the securities that they purchased, and the disclosure now appearing on page 66 has been expanded to include this fact.

U. S. Securities and Exchange Commission

January 25, 2013

Item 9.01 Financial Statements and Exhibits, page 73

17.	We note that you have not included pro forma financial information, since you do not believe it would be materially different from the financial information of SPI included in the filing. Given the impact of this transaction on your equity, please explain to us why you did not present the pro forma financial statement effects under Rule 8-05 of Regulation S-X.

After discussion with the staff of the Commission, we have attached as Exhibit 99.3 the Pro Forma Condensed Consolidated Financial Statements of SurePure, Inc.

Exhibit 99.1

Note 7 – Commitments and Contingencies, page 14

18.	We note from your disclosures on page 65 that SPSHA is the subject of a lawsuit relating to a license of equipment in which a settlement has been reached. Please explain to us the material terms and conditions of this settlement and explain to us how you considered the requirements of FASB ASC 450-20-50.

The lawsuit was initiated by a licensee against SPHA’s predecessor. SPSHA’s counsel represented that if the claim were to go to trial that an unfavorable outcome against SPSHA was unlikely. Based upon this evaluation of the matter, management determined that the likelihood of an unfavorable outcome was not reasonably possible and therefore it was not necessary to recognize a potential liability or to disclose the contingency. Management nonetheless instructed counsel to enter into negotiations to settle the matter to eliminate the time and expense of litigation.

As a result of the negotiations, the parties agreed to settle the matter by SPHSA’s payment of approximately $85,000 to the licensee in exchange for the return of the licensed equipment.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U. S. Securities and Exchange Commission

January 25, 2013

We believe that we have adequately addressed all of the Commission’s comments regarding the Form 8-K originally filed on December 13, 2012, as amended on December 21, 2012, with the filing of the amended Form 8-K on January 25, 2013.

Very truly yours

/s/ Stephen M. Robinson
Stephen M. Robinson,
Chief Financial Officer

Index Materials Provided as Supplemental Information on January 25, 2013

1. **Fredericks, I.N., et al, Efficacy of ultraviolet radiation as an alternative technology to inactivate microorganisms in grape juices and wines, Food Microbiology (2010), doi 10.1016/j.fm.2010.10.018**

2. **Lorenzini, et al, Ultraviolet Light (UV-C) Irradiation as an Alternative Technology for the Control of Microorganisms in Grape juice and Wine**

3. **Simmons, et al, Development of a hydrodynamic model for the UV-C treatment of turbid food fluids in a novel 'SurePure turbulator[tm] swirl-tube reactor, Innovative Food Science and Emerging Technologies**

4. **SurePure Poster: Inactivation of pathogenic and heat resistant microorganisms in milk by a non-thermal UV treatment system**

5. **Keyser, et al, Ultraviolet radiation as a non-thermal treatment for the inactivation of microorganisms in Milk and Fruit Juice**

6. **SurePure Poster: The use of a novel UV system for the prevention of fruit juice spoilage by species of alicyclobacillus**

Food Microbiology 28 (2011) 510–517

Contents lists available at ScienceDirect

Food Microbiology

journal homepage: www.elsevier.com/locate/fm

Efficacy of ultraviolet radiation as an alternative technology to inactivate microorganisms in grape juices and wines

Ilse N. Fredericks[a], Maret du Toit[b], Maricel Krügel[a,*]

[a] Faculty of Applied Sciences, Department of Food Technology, Cape Peninsula University of Technology, P.O. Box 1906, Bellville 7535, South Africa
[b] Institute for Wine Biotechnology, Department of Viticulture and Oenology, Stellenbosch University, Private Bag X1, Matieland 7602, South Africa

ARTICLE INFO

Article history:
Received 13 July 2010
Received in revised form 22 October 2010
Accepted 23 October 2010
Available online 31 October 2010

Keywords:
UV-C radiation
Turbulent flow reactor
Yeasts and bacteria
Grape juice
Wine

ABSTRACT

Since sulphur dioxide (SO_2) is associated with health risks, the wine industry endeavours to reduce SO_2 levels in wines with new innovative techniques. The aim of this study was, therefore, to investigate the efficacy of ultraviolet radiation (UV)-C (254 nm) as an alternative technology to inactivate microorganisms in grape juices and wines.

A pilot-scale UV-C technology (SurePure, South Africa) consisting of an UV-C germicidal lamp (100 W output; 30 W UV-C output) was used to apply UV-C dosages ranging from 0 to 3672 J l^{-1}, at a constant flow rate of 4000 l h^{-1} (Re > 7500). Yeasts, lactic and acetic acid bacteria were singly and co-inoculated into 20 l batches of Chenin blanc juice, Shiraz juice, Chardonnay wine and Pinotage wine, respectively. A dosage of 3672 J l^{-1}, resulted in an average log_{10} microbial reduction of 4.97 and 4.89 in Chardonnay and Pinotage, respectively. In Chenin blanc and Shiraz juice, an average log_{10} reduction of 4.48 and 4.25 was obtained, respectively.

UV-C efficacy may be influenced by liquid properties such as colour and turbidity. These results had clearly indicated significant ($p < 0.05$) germicidal effect against wine-specific microorganisms; hence, UV-C radiation may stabilize grape juice and wine microbiologically in conjunction with reduced SO_2 levels.

© 2010 Elsevier Ltd. All rights reserved.

1. Introduction

Although microorganisms play an imperative role in wine production (Liu, 2002; Cappello et al., 2004; Jolly et al., 2006; Saayman and Viljoen-Bloom, 2006; Mauriello et al., 2009; Ruiz et al., 2010), certain species of yeasts and bacteria can cause spoilage defects which commonly diminish the quality and acceptability of the final product (Sponholz, 1993; du Toit and Pretorius, 2000). These spoilage defects are usually recognized by haze formation, increase in acetic acid or volatile acidity, ethanol concentration, volatile phenols, volatile sulphur and viscosity of wine (Jackson, 1994; Fleet, 1998; Fugelsang, 1997; du Toit and Pretorius, 2000; Bauer and Dicks, 2004; Delaherche et al., 2004; Divol and Lonvaud-Funel, 2005; du Toit et al., 2006; Renouf et al., 2006; Fugelsang and Edwards, 2007; Bartowsky and Henschke, 2008; García-Ruiz et al., 2008; Romano et al., 2009). As a precaution, the activities of the microorganisms should be monitored and controlled continuously throughout wine production.

To date, the addition of SO_2 has always been an effective means of stabilising grape juice and wine microbiologically (Ribéreau-Gayon et al., 2006a). But ever since SO_2 had been associated with possible health risks, its use is being reviewed in the food, as well as the beverage industry (Jackson, 1994). In addition to this, the wine industry is challenged to meet consumers' demands of reducing the levels of SO_2 used in wine production (du Toit and Pretorius, 2000). Other techniques such as filtration and fining are also efficient in controlling microbial growth, but unfortunately these techniques have detrimental effects on the sensorial properties of the wine (López et al., 2001; Gergely et al., 2003; Armada and Falqué, 2007; Suárez et al., 2007). Hence, the wine industry is seeking alternative strategies to either substitute or enhance the effect of reduced SO_2 levels without modifying the chemical and sensorial properties of the wine.

Today, ultraviolet (UV-C) radiation along with pulsed electric fields (PEF) and high hydrostatic pressure systems are projected as emerging techniques to inactivate microorganisms in liquid food products without causing major changes to the sensorial properties of the product (Sizer and Balasubramaniam, 1999; Puértolas et al., 2009). Microbial inactivation caused by UV-C (254 nm) radiation is based on the rearrangement of the microorganism's nucleic acid

* Corresponding author. Tel.: +27 21 953 8638; fax: +27 21 959 6095.
E-mail address: krugelm@cput.ac.za (M. Krügel).

0740-0020/$ – see front matter © 2010 Elsevier Ltd. All rights reserved.
doi:10.1016/j.fm.2010.10.018

J.N. Fredericks et al. / Food Microbiology 28 (2011) 510–517 511

which directly interferes with the ability of microorganisms to reproduce (Bintsis et al., 2000; Thompson, 2003; Tran and Farid, 2004; Gabriel and Nakano, 2009). Since penetration of UV-C light is approximately 1 mm in fruit juices and even less than 0.1 mm in milk, the use of UV-C radiation as a pasteurisation method was, however limited in coloured and turbid liquid foods (Sizer and Balasubramaniam, 1999; López-Malo and Palou, 2005; Guerrero-Beltrán and Barbosa-Cánovas, 2006). The penetration ability and ultimate efficacy of UV-C radiation depends, therefore on appearance and characteristics of the product such as colour, absorbance, density and dissolved and suspended solids (Koutchma et al., 2009), which can prevent UV-C light from reaching microorganisms in the liquid. Nevertheless, the use of UV-C radiation as a pasteurisation technology has been studied in a range of products including apple cider (Hanes et al., 2002; Koutchma et al., 2004; Franz et al., 2009), orange juice (Tran and Farid, 2004), apple juice (Guerrero-Beltrán and Barbosa-Cánovas, 2005), strawberry nectar (Keyser et al., 2008) and mango nectar (Guerrero-Beltrán and Barbosa-Cánovas, 2006).

UV-C sensitivity also differs among microorganisms, species, strains and growth stage of the culture (Guerrero-Beltrán and Barbosa-Cánovas, 2005; López-Malo and Palou, 2005; Koutchma et al., 2009). Recently, the effect of UV-C radiation to inactivate *Saccharomyces cerevisiae* in grape juice and beer has been investigated (Guerrero-Beltrán et al., 2009; Lu et al., 2010). The potential of UV-C radiation to inactivate other wine-related microorganisms in grape juice and wine is still unexplored. Thus, the aim of the study was to investigate the efficacy of UV-C radiation to reduce lactic acid bacteria (LAB), acetic acid bacteria (AAB) and yeasts in white and red grape juice and wine.

2. Materials and methods

2.1. Cultivation of cultures

Pure cultures were obtained from the Institute for Wine Biotechnology, Stellenbosch University, South Africa and cultivated on mother culture agar plates. *Lactobacillus plantarum* 130 and *Pediococcus acidilactici*, were cultivated on 50 g l^{-1} Mann Rogosa Sharpe (MRS) agar (Biolab, Merck, South Africa), whereas *Oenococcus oeni* 48 was grown on MRS agar supplemented with 10% (v/v) tomato juice (MRST) at a final pH range of 4.80–5.20. The plates of *L. plantarum* 130 and *P. acidilactici* were incubated at 30 °C for 2–3 days. Since the growth of *O. oeni* 48 was slightly slower than the other LAB, the incubation time at 30 °C were extended to 6 days. *Acetobacter aceti* DSM 3509^T was cultivated for 6 days on yeast peptone mannitol (YPM) agar consisting of 25 g l^{-1} mannitol (Merck, Saarchem), 5 g l^{-1} yeast extract (Merck, Biolab) and 3 g l^{-1} peptone (Merck, Biolab) with a final pH of 5.5. *Brettanomyces bruxellensis* ISA 1649 and *S. cerevisiae* VIN13 were grown on yeast peptone dextrose (YPD) medium comprising of 10 g l^{-1} yeast extract (Merck, Biolab), 20 g l^{-1} peptone (Merck, Biolab) and 20 g l^{-1} glucose (Merck, Saarchem). The final pH of YPD was 6.5. *S. cerevisiae* VIN13 and *B. bruxellensis* ISA 1649 was incubated at 30 °C for 3 and 5 days, respectively. All the media were sterilized in an autoclave at 121 °C for 15 min.

The desired concentration of each microorganism to be used as the inoculum was propagated in two steps. The microorganisms were obtained from the mother culture agar plates. For the subculture, a colony of the mother culture was suspended in broth and incubated according to the time indicated in Table 1. Subsequently, an aliquot of the subculture was transferred to a bigger volume of media in a 1% (v/v) ratio to reach the desired final concentration of $\approx 1 \times 10^6$ colony-forming units per millilitre (cfu ml^{-1}). This culture was then used as the inoculum for grape juices and wines.

2.2. Stock cultures

The pure cultures were singularly inoculated in the respective liquid media and incubated overnight at 30 °C. A 500 µl aliquot of each overnight culture was mixed with 500 µl of sterile 50% (v/v) glycerol solution. These glycerol stocks were stored at −20 °C, until required.

2.3. White and red grape juice

Grape varieties such as Chenin blanc and Shiraz were immediately crushed after harvest according to standard winemaking procedures. Both grape juices were pressed and therefore did not contain seeds and skins. These unclarified grape juices were obtained from a local cellar in the Western Cape. The Chenin blanc juice consisted of 22.5 °Brix, pH 3.5 and 5.0 g l^{-1} titritable acidity (TA), whilst 21 °Brix, pH 3.73 and 4.51 g l^{-1} TA was obtained for Shiraz juice. The chemical analyses of the juices were performed by the wineries.

2.4. White and red wine

Chardonnay 2008 and Pinotage 2009 were also supplied by a commercial wine cellar. The chemical composition of Chardonnay 2008 was as follow: 12.43% (v/v) alcohol, pH 3.45, 6.67 g l^{-1} TA, 20 mg l^{-1} free molecular SO_2 and 50 mg l^{-1} total SO_2. Pinotage 2009 consisted of 14.06% (v/v) alcohol, pH 3.84, 4.71 g l^{-1} TA, 13.1 nephelometric turbidity units (NTU), 24 mg l^{-1} free molecular SO_2 and 34 mg l^{-1} total SO_2.

2.5. Pilot-scale UV-C reactor system

A company named SurePure, based in Milnerton, South Africa, has designed and manufactured a novel pilot-scale UV-C reactor system. The configuration of the pilot-scale UV-C reactor in this study is similar to the one that was used by Keyser et al. (2008), and therefore the same theoretical calculations were applicable. Initially, the holding tank of the UV-C system was filled with 20 l of

Table 1
The sequence of inoculum preparation incubated at 30 °C to start with the desired concentration of $\approx 1 \times 10^6$ cfu ml^{-1}.

Microorganism	Mother cultureagar plates	Sub-culture broth	Culture broth (Inoculum)
Lactobacillus plantarum 130	MRS; pH 6.5; 72 h	MRS; pH 6.5; 36 h	MRS; 24 h
Pediococcus acidilactici	MRS; pH 6.5; 72 h	MRS; pH 6.5; 36 h	MRS; 24 h
Oenococcus oeni 48	MRST; pH 4.8–5.2; 144 h	MRST; pH 4.8–5.2; 72 h	MRST; pH 4.8–5.2; 72 h
Acetobacter aceti DSM 3509^T	YPM; pH 5.5; 120 h	YPM; pH 5.5; 72 h	YPM; pH 5.5; 72 h
Saccharomyces cerevisiae VIN13	YPD; pH 6.5; 72 h	YPD; pH 6.5; 24 h	YPD; 36 h
Brettanomyces bruxellensis ISA 1649	YPD; pH 6.5; 168 h	YPD; pH 6.5; 72 h	YPD; 96 h

MRS: Mann Rogosa Sharpe media. MRST: Mann Rogosa Sharpe media supplemented with 10% tomato juice. YPM: Yeast Peptone Mannitol media. YPD: Yeast Peptone Dextrose media.

512 J.N. Fredericks et al. / Food Microbiology 28 (2011) 510–517

treating volume. The product was circulated at a constant flow rate of 4000 l h^{-1} in order to achieve a Reynolds value (Re) greater than 7500 which indicates turbulent flow. Since the UV-C energy penetrates into liquid flow medium instead of area, it was therefore more relevant to work with UV-C dosage per volume of the liquid. Hence, UV-C dosage will be expressed as J l^{-1} in this particular study. The operation time of the UV-C treatment is based on the quantity of product to be treated and the flow rate of the product feed. Only 18 s is required for the 20 litre (l) product to pass through the system once at a flow rate of 4000 l h^{-1}, thus one pass of the product through the system is equivalent to a UV-C dose of 22.95 J l^{-1} or 23.40 mJ cm^{-2}.

Manual sampling was done aseptically and the grape juice or wine was extracted directly from the flow stream. The UV-C light was switched off after each consecutive dosage, to avoid excessive exposure of the product in the UV-C reactor while sampling occurred. The temperature was continuously regulated by a thermometer that is installed adjacent to the lamps. Since the temperature had remained constant subsequent to each UV-C treatment, UV-C radiation can be classified as an adiabatic process. A standard 'Cleaning In Place' (CIP) process as described by Keyser et al. (2008) was implemented prior to and following each UV treatment to avoid microbial contamination.

2.6. UV-C treatment of white and red grape juice

B. bruxellensis ISA 1649 and *S. cerevisiae* VIN13 were co-inoculated into 20 l Chenin blanc juice with an initial microbial count of $\approx 1 \times 10^6$ cfu ml^{-1}, respectively. Twenty litre of Shiraz juice was also inoculated with *B. bruxellensis* ISA 1649, *S. cerevisiae* VIN13 and *L. plantarum* 130 to obtain initial microbial counts of $\approx 1 \times 10^6$ cfu ml^{-1}, respectively. Duplicate 50 ml samples were taken of the juices before UV-C radiation and subsequent to UV-C dosages of 459, 918, 1377, 1836, 2295, 2754 and 3672 (J l^{-1}), after which microbiological analysis were performed. Three replicates of each experiment were performed.

2.7. UV-C treatment of white and red wine

Free SO_2 was removed from the Chardonnay and Pinotage wines through meticulous addition of 40 volume hydrogen peroxide (Zoecklein et al., 1995). The Chardonnay and Pinotage wines that contained 0 mg l^{-1} free SO_2 were inoculated with *L. plantarum* 130, *P. acidilactici*, *O. oeni* 48, *B. bruxellensis* ISA 1649, *S. cerevisiae* VIN13 and *A. aceti* DSM 3509^T, respectively, to obtain an initial count of $\approx 1 \times 10^6$ cfu ml^{-1}. Duplicate 50 ml sampling of the wines occurred before inoculation, after inoculation and subsequent to UV-C dosages of 459, 918, 1377, 1836, 2295, 2754 and 3672 (J l^{-1}). Microbiological analysis was performed on all the samples.

The same experiment was repeated in Chardonnay and Pinotage wines containing 20 mg l^{-1} and 24 mg l^{-1} free SO_2, respectively. However, additional triplicate 50 ml samples of the Chardonnay and Pinotage wines were taken after inoculation, which served as the controls. These control samples were not exposed to the UV-C light. The control samples were kept at ambient temperature, while sampling corresponded to the time that each UV-C dosage was completed. Microbiological analysis was performed on all the samples.

Additionally, Pinotage containing 24 mg l^{-1} free SO_2 were inoculated to an initial count of $\approx 1 \times 10^6$ cfu ml^{-1} with a cocktail comprising of *L. plantarum* 130, *S. cerevisiae* VIN13 and *B. bruxellensis* ISA 1649. Duplicate 50 ml samples were taken before inoculation and after inoculation, and subsequently to each UV-C dosage. The control was taken after inoculation before UV-C treatment. Microbiological analysis was performed on all the samples. Three replicates of each experiment were performed.

2.8. The enumeration of microorganisms from grape juices and wines

One millilitre of the grape juice and wine samples was transferred aseptically to 9 ml quarter strength Ringer's solution (Merck) and vortexed thoroughly. A serial tenfold dilution range were prepared (10^{-1} to 10^{-7}) and 1 ml of each dilution was pour plated using the selective media to determine the viability of the microorganisms after UV-C treatment.

L. plantarum 130 and *P. acidilactici* were enumerated with MRS agar supplemented with 50 mg l^{-1} Delvocid (DSM Food Specialties, The Netherlands) and 30 mg l^{-1} kanamycin sulphate (Quantum Biotechnologies) to inhibit the growth of yeasts and AAB, respectively (Du Plessis et al., 2002). The plates were incubated for 2–3 days at 30 °C. MRS agar supplemented with 10% (v/v) tomato juice was used to enumerate *O. oeni* 48. Prior to sterilization, the pH value of the media was adjusted using 1 M HCl (Merck, Saarchem) to a range of pH 4.8–5.2. Delvocid and kanamycin sulphate were also added to MRST agar for selective growth of *O. oeni* 48. The plates for *O. oeni* 48 were anaerobically incubated at 30 °C for 7 days (Fleet, 1993) (Anaerojar, Quantum Biotechnologies). Wallenstein (WL) nutrient (Quantum Biotechnologies) agar supplemented with 30 mg l^{-1} kanamycin sulphate, 50 mg l^{-1} cycloheximide (Merck) and 50 mg l^{-1} chloramphenicol (Sigma–Aldrich) were used to enumerate *B. bruxellensis* ISA 1649. These antibiotics prevent the proliferation of AAB, yeasts and bacteria (Du Plessis et al., 2002; Fugelsang and Edwards, 2007; Oelofse et al., 2009). Growth of *B. bruxellensis* ISA 1649 was detected after an incubation period of 7 days at 30 °C. Delvocid (50 mg l^{-1}) and chloramphenicol (50 mg l^{-1}) were added to YPM agar for the enumeration of *A. aceti* DSM 3509^T. The YPD agar supplemented with sodium metabisulfite (Sigma–Aldrich) at a final concentration of 0.02% and 12% (v/v) absolute ethanol (Merck, Saarchem) was used to enumerate *S. cerevisiae* VIN13. The incubation period of *A. aceti* DSM 3509^T and *S. cerevisiae* VIN13 were 4–5 days at 30 °C. Three replicates of each experiment were performed. The number of colonies counted were averaged, converted into logarithmic units and expressed as cfu ml^{-1}.

2.9. Statistical analysis

A repeated measures analysis of variance was performed, using general linear models. Probability levels of 5% or less was considered significant. The values obtained from the ANOVA Greenhouse-Geisser WS test were used.

3. Results

3.1. Grape juice

The efficacy of UV-C radiation to inactivate co-inoculated *B. bruxellensis* ISA 1649 and *S. cerevisiae* VIN13 in unclarified Chenin blanc juice was determined. The average initial counts for *B. bruxellensis* ISA 1649 and *S. cerevisiae* VIN13 was 1.35×10^6 and 1.53×10^6 cfu ml^{-1} respectively (Fig. 1). At the lowest UV-C dosage of 459 J l^{-1}, a 0.47 and 1.07 $\log_{10}$ reduction were obtained for *B. bruxellensis* ISA 1649 and *S. cerevisiae* VIN13, respectively. After the 918 J l^{-1} UV-C exposure, a 1.24 and 4.02 $\log_{10}$ reduction were obtained for the same yeasts followed by a 1.83 and 5.38 $\log_{10}$ reduction after a higher dosage of 1377 J l^{-1}. The UV-C dosage of 1377 J l^{-1} was sufficient to completely inactivate *S. cerevisiae* VIN13.

Unclarified Shiraz juice was inoculated with *L. plantarum* 130, *S. cerevisiae* VIN13 and *B. bruxellensis* ISA 1649 to initial average

I.N. Fredericks et al. / Food Microbiology 28 (2011) 510–517 513

B. bruxellensis
S. cerevisiae
Log10 microbial count (cfu ml-1)
*AI
459
918
1377
1836
2295
2754
3672
UV Dosage (J l-1)
*AI : After inoculation

Fig. 1. The $\log_{10}$ microbial counts of co-inoculated *Brettanomyces bruxellensis* ISA 1649 and *Saccharomyces cerevisiae* VIN13 in unclarified Chenin blanc juice after exposure to various UV-C dosages ($J\ l^{-1}$).

counts that ranged between 3.03×10^4 and 7×10^6 cfu ml^{-1} (Fig. 2). The Shiraz juice was exposed to the same UV-C dosages that were used to treat the Chenin blanc juice. A dosage of 918 $J\ l^{-1}$ resulted in a $\log_{10}$ reduction of 1.86, 2.01 and 0.45 for *L. plantarum* 130, *S. cerevisiae* VIN13 and *B. bruxellensis* ISA 1649, respectively. However, a greater reduction of 3.38, 3.14 and 0.84 were obtained for the same microorganisms after the 1377 $J\ l^{-1}$ UV-C exposure. The highest applied UV-C dosage of 3672 $J\ l^{-1}$ reduced *B. bruxellensis* ISA 1649 and *L. plantarum* 130 to 1.99 and 1.59 $\log_{10}$, respectively, while only *S. cerevisiae* VIN13 had been reduced to 1 $\log_{10}$. A significant difference ($p < 0.05$) was found between the inactivation of *B. bruxellensis* ISA 1649 and *S. cerevisiae* VIN13 in Shiraz juice when compared to inactivation in Chenin blanc juice.

3.2. Wine

Chardonnay wine containing 0 mg l^{-1} and 20 mg l^{-1} free SO_2 was inoculated with *L. plantarum* 130, *O. oeni* 48, *P. acidilactici*, *A. aceti* DSM 3509^T, *B. bruxellensis* ISA 1649 and *S. cerevisiae* VIN13, respectively, to evaluate the feasibility of UV-C radiation to effectively reduce microbial growth in wine. The Chardonnay wines containing different levels of SO_2 were used to determine whether microbial reduction was caused by UV-C radiation or the SO_2 present in wine.

Statistical analysis were done on the results obtained for the inoculated Chardonnay wine containing 0 mg l^{-1} and 20 mg l^{-1} free SO_2, respectively. According to repeated measures of ANOVA, no significant differences ($p > 0.05$) in microbial reduction were obtained in Chardonnay wine containing 0 mg l^{-1} and 20 mg l^{-1} free SO_2. Only the results of *P. acidilactici* in Chardonnay wine containing 0 mg l^{-1} free SO_2 was significantly different ($p < 0.05$) from that of *P. acidilactici* in Chardonnay wine containing 20 mg l^{-1} free SO_2. The contrast values for the reduction at each dosage have clearly indicated a significant difference ($p < 0.05$) within dosage intervals of 459–918 $J\ l^{-1}$ and 2754 to 3672 $J\ l^{-1}$. Contrary, no significant difference ($p > 0.05$) was observed in the reduction of *L. plantarum* 130, *O. oeni* 48, *A. aceti* DSM 3509^T, *B. bruxellensis* ISA 1649 and *S. cerevisiae* VIN13 in Chardonnay wine containing 0 mg l^{-1} and 20 mg l^{-1} free SO_2. Statistical analysis demonstrated that microbial reduction was due to UV-C radiation and not SO_2. Since SO_2 is generally applied in wine as an antioxidant and antimicrobial agent, further discussions will therefore only concentrate on the results obtained for the Chardonnay wine containing 20 mg l^{-1} free SO_2 that was subjected to UV-C dosages of 0, 459, 918, 1377, 1836, 2295, 2754 and 3672 $J\ l^{-1}$.

The Chardonnay wine containing 20 mg l^{-1} free SO_2 that received no UV-C treatment was used as the control. The initial average counts for *L. plantarum* 130, *O. oeni* 48, *P. acidilactici*, *A. aceti* 3509^T, *B. bruxellensis* ISA 1649 and *S. cerevisiae* VIN13 were 7.6×10^5; 4×10^4; 2.44×10^6; 1.17×10^5; 4.32×10^5 and 5.37×10^5, respectively (Fig. 3). It is, however, clear that the various microbial counts were relatively constant for approximately 30 min whereafter a 0.13, 0.62, 0.66, 1.00, 1.63 and 2.21 $\log_{10}$ reduction had followed for *B. bruxellensis* ISA 1649, *A. aceti* DSM 3509^T, *S. cerevisiae* VIN13, *P. acidilactici*, *O. oeni* 48 and *L. plantarum* 130, respectively.

The UV-C treated Chardonnay wine with 20 mg l^{-1} free SO_2 resulted in a 3.66, 4.37, 4.67, 2.00, 3.73 and 3.57 $\log_{10}$ reduction for *O. oeni* 48, *L. plantarum* 130, *P. acidilactici*, *A. aceti* DSM 3509^T, *S. cerevisiae* VIN13 and *B. bruxellensis* ISA 1649, respectively, after a UV-C dosage of only 459 $J\ l^{-1}$ (Fig. 4). Similarly, a 3.65, 4.90, 5.00, 2.53, 5.39 and 4.76 $\log_{10}$ reduction was obtained after a higher dosage of 918 $J\ l^{-1}$.

B. bruxellensis
S. cerevisiae
L. plantarum
Log10 microbial count (cfu ml-1)
*AI
459
918
1377
1836
2295
2754
3672
UV Dosage (J l-1)
*AI : After inoculation

Fig. 2. The $\log_{10}$ microbial counts of *Brettanomyces bruxellensis* ISA 1649, *Saccharomyces cerevisiae* VIN13 and *Lactobacillus plantarum* 130 in unclarified Shiraz juice after exposure to various UV-C dosages ($J\ l^{-1}$).

B. bruxellensis
S. cerevisiae
L. plantarum
O. oeni
P. acidilactici
A. aceti
Log10 microbial count (cfu ml-1)
*BI
**AI
6
12
18
24
30
36
48
Time (min)
*BI : Before inoculation
**AI : After inoculation

Fig. 3. The average $\log_{10}$ microbial counts of the controls for *Brettanomyces bruxellensis* ISA 1649, *Lactobacillus plantarum* 130, *Pediococcus acidilactici*, *Saccharomyces cerevisiae* VIN13, *Oenococcus oeni* 48 and *Acetobacter aceti* DSM 3509^T that were individually inoculated in Chardonnay wine containing 20 mg l^{-1} free SO_2.

514 J.N. Fredericks et al. / Food Microbiology 28 (2011) 510–517

B. bruxellensis
S. cerevisiae
L. plantarum
O. oeni
P. acidilactici
A. aceti
Log10 microbial count (cfu ml-1)
*BI
**AI
459
918
1377
1836
2295
2754
3672
UV Dosage (J l-1)
*BI : Before inoculation (No UV-C radiation)
**AI : After inoculation

Fig. 4. The average $\log_{10}$ microbial counts of *Brettanomyces bruxellensis* ISA 1649, *Lactobacillus plantarum* 130, *Pediococcus acidilactici*, *Saccharomyces cerevisiae* VIN13, *Oenococcus oeni* 48 and *Acetobacter aceti* DSM 3509^T that were individually inoculated in Chardonnay wine containing 20 mg l^{-1} free SO_2 after exposure to various UV dosages (J l^{-1}) at a constant flow rate of 4000 l h^{-1}.

B. bruxellensis
S. cerevisiae
L. plantarum
O. oeni
P. acidilactici
A. aceti
Log10 microbial count (cfu ml-1)
*BI
**AI
6
12
18
24
30
36
48
Time (min)
*BI : Before inoculation
**AI : After inoculation

Fig. 5. The average $\log_{10}$ microbial counts of the controls for *Brettanomyces bruxellensis* ISA 1649, *Lactobacillus plantarum* 130, *Pediococcus acidilactici*, *Saccharomyces cerevisiae* VIN13, *Oenococcus oeni* 48 and *Acetobacter aceti* DSM 3509^T that were individually inoculated in Pinotage wine containing 24 mg l^{-1} free SO_2.

In order to investigate the efficacy of UV-C radiation with respect to different wines, similar experiments were done using Pinotage wine in addition to Chardonnay wine. Statistical analysis also showed no significant difference ($p > 0.05$) between the microbial reduction in Pinotage wine containing 0 mg l^{-1} and 24 mg l^{-1} free SO_2 after each UV-C dosage. Since there was no significant difference only the results of Pinotage wine containing 24 mg l^{-1} free SO_2 will be further discussed in this study for its practical significance.

A. aceti DSM 3509^T, *B. bruxellensis* ISA 1649, *L. plantarum* 130, *O. oeni* 48, *P. acidilactici* and *S. cerevisiae* VIN13 were individually inoculated into Pinotage wine containing 24 mg l^{-1} to initial concentrations of 4.73×10^5, 3.12×10^6, 2.95×10^6, 2.24×10^5, 1.26×10^6 and 1.07×10^6 cfu ml^{-1}. The Pinotage wine with 24 mg l^{-1} free SO_2 that was not exposed to UV-C radiation was labelled as the control (Fig. 5). After 48 min, a 0.63, 1.83, 0.29, 0.00, 0.06 and 0.14 $\log_{10}$ reduction had resulted for *L. plantarum* 130, *P. acidilactici*, *B. bruxellensis* ISA 1649, *S. cerevisiae* VIN13, *O. oeni* 48 and *A. aceti* DSM 3509^T, respectively. The results of the control confirm that microbial inactivation found in Pinotage wine may be attributed to UV-C radiation.

After a UV-C dosage of 459 J l^{-1} a 0.03, 0.63, 0.96, 0.26, 0.19 and 0.46 $\log_{10}$ reduction (Fig. 6) was obtained in Pinotage wine for *L. plantarum* 130, *P. acidilactici*, *O. oeni* 48, *A. aceti* DSM 3509^T, *B. bruxellensis* ISA 1649 and *S. cerevisiae* VIN13, respectively. The microbial $\log_{10}$ reductions had slightly increased to 0.34, 1.56, 2.61, 0.82, 0.69 and 0.89 following a dosage of 918 J l^{-1}. Exposure to a higher UV-C dosage of 1377 J l^{-1}, had resulted in a 1.62, 3.20, 4.10, 1.66, 1.66 and 1.75 $\log_{10}$ reduction for the same microorganisms. In view of the results, it is clear that the microbial counts decreased with an increase of UV-C dosage.

The initial microbial load in a matrix is also a function of the effectiveness of UV-C radiation as an inactivation technology. Therefore, the efficacy of UV-C radiation to inactivate a cocktail of microorganisms comprising of *L. plantarum* 130, *B. bruxellensis* ISA 1649 and *S. cerevisiae* VIN13 in Pinotage wine containing 24 mg l^{-1} free SO_2 was also investigated. Each of the microorganisms was inoculated to a concentration of 5×10^6, 2.53×10^5 and 4.11×10^6 cfu ml^{-1}, respectively. The Pinotage wine containing 24 mg l^{-1} free SO_2 that received no UV-C radiation was used as the control (Fig. 7). For the control, the microbial counts of *L. plantarum* 130, *B. bruxellensis* ISA 1649 and *S. cerevisiae* VIN13 were relatively constant for ±48 min after which a 0.08, 0.84 and 0.15 $\log_{10}$ reduction occurred for the respective microorganisms.

After 459 J l^{-1}, a 0.41, 0.26 and 0.26 $\log_{10}$ reduction (Fig. 8) were obtained for *L. plantarum* 130, *B. bruxellensis* ISA 1649 and *S. cerevisiae* VIN13, respectively. A UV-C dosage of 918 J l^{-1} resulted in a 1.79, 1.18 and 1.28 $\log_{10}$ reduction followed by a reduction of 4.02, 2.74 and 2.17 for the same microorganisms after 1377 J l^{-1}.

B. bruxellensis
S. cerevisiae
L. plantarum
O. oeni
P. acidilactici
A. aceti
Log10 microbial count (cfu ml-1)
*BI
**AI
459
918
1377
1836
2295
2754
3672
UV Dosage (J l-1)
*BI : Before inoculation (No UV-C radiation)
**AI : After inoculation

Fig. 6. The average $\log_{10}$ microbial counts of *Brettanomyces bruxellensis* ISA 1649, *Lactobacillus plantarum* 130, *Pediococcus acidilactici*, *Saccharomyces cerevisiae* VIN13, *Oenococcus oeni* 48 and *Acetobacter aceti* DSM 3509^T that were individually inoculated in Pinotage wine containing 24 mg l^{-1} free SO_2 after exposure to various UV dosages (J l^{-1}) at a constant flow rate of 4000 l h^{-1}.

I.N. Fredericks et al. / Food Microbiology 28 (2011) 510–517 515

L. plantarum
S. cerevisiae
B. bruxellensis
Log10 microbial count (cfu ml-1)
*BI
**AI
Time (min)

*BI : Before inoculation
**AI : After inoculation

Fig. 7. The average $\log_{10}$ microbial counts of the controls for *Lactobacillus plantarum* 130, *Saccharomyces cerevisiae* VIN13 and *Brettanomyces bruxellensis* ISA 1649 inoculated into Pinotage wine containing 24 mg l^{-1} free SO_2.

4. Discussion

In this study, the germicidal effect of UV-C radiation on different microorganisms that are typically present in grape juice and wine were evaluated. Currently, no studies pertaining to the inactivation of wine-related microorganisms has been reported. However, the use of UV-C radiation against *S. cerevisiae* in other juices such as apple juice, grape juice (*Vitis vinifera*) and grapefruit juice have been investigated (Guerrero-Beltrán and Barbosa-Cánovas, 2005, 2006; Guerrero-Beltrán et al., 2009). In this study *S. cerevisiae* VIN13 was inactivated in Chenin blanc juice and showed a 5.38 $\log_{10}$ reduction after a UV-C dosage of 1377 J l^{-1}. *S. cerevisiae* are known to express UV-C resistance proteins that are involved in DNA repair systems (Qiu et al., 1998). It is believed that this mechanism of *S. cerevisiae* may contribute significantly to their resistance to UV-C radiation. Lu et al. (2010) showed that only a 1–2 $\log_{10}$ reduction was obtained in beer after a UV-C dosage of 6.9 mJ cm^{-2}. Contradictory, *S. cerevisiae* was more sensitive to UV-C radiation in this study when compare to the findings of Lu et al. (2010). The UV-C system used in their study was based on

L. plantarum
S. cerevisiae
B. bruxellensis
Log10 microbial count (cfu ml-1)
*BI
**AI
UV Dosage (J l-1)

*BI : Before inoculation (No UV-C radiation)
**AI : After inoculation

Fig. 8. The average $\log_{10}$ microbial counts of *Lactobacillus plantarum* 130, *Saccharomyces cerevisiae* VIN13 and *Brettanomyces bruxellensis* ISA 1649 inoculated into Pinotage containing 24 mg l^{-1} free SO_2 after exposure to various UV dosages (J l^{-1}) at a constant flow rate of 4000 l h^{-1}.

laminar flow and may have played a role in the low $\log_{10}$ reduction of this yeast.

According to Koutchma et al. (2004), the average flowing particle travels 1.1–1.2 times faster than the volume average particle in turbulent flow pattern at high flow rates compare to laminar flow where the fastest flowing particle travels twice as fast as the average particle. The particles are therefore longer exposed to the UV-C light in a turbulent flow reactor which is proportional to better inactivation (Koutchma et al., 2009). Furthermore, a turbulent flow profile also facilitates better mixing which ensures that each part of the liquid are equally exposed to the UV-C light (Keyser et al., 2008). The novel turbulent flow reactor of SurePure may have been the cause of better microbial reduction in this study.

The microbial reductions obtained for *S. cerevisiae* VIN13 and *B. bruxellensis* ISA 1649 in Chenin blanc juice (Fig. 1) was significantly different from those obtained in Shiraz juice (Fig. 2). Even though Chenin blanc and Shiraz juice differ in °Brix (soluble solids content) and pH levels, it may be insignificant to the difference found in microbial reductions since the inactivation rate of *Escherichia coli* in model apple juice was independent of pH and °Brix (Koutchma et al., 2009). In comparison with Chenin blanc juice, Shiraz juice appeared red in colour and more turbid although both juices were unclarified. According to López-Malo and Palou (2005), a turbid matrix causes shadowing and scattering of the UV-C rays and thus reduces the efficacy of the technology. This finding correlates to a study reported by Koutchma et al. (2004) that have indicated reduced inactivation rates of *E. coli* K12 in apple juice with increased levels of turbidity.

Although slight microbial reductions were observed for the wine controls after ≈30 min (Figs. 3, 5 and 7), this has demonstrated that microbial reductions may be primarily attributed to UV-C radiation and not because of the antimicrobial effect of the SO_2 present. As observed, it seems as if the UV-C resistance pattern in Chardonnay wine (Fig. 4) was as follows: *A. aceti* DSM 3509^T < *P. acidilactici* < *O. oeni* 48 < *B. bruxellensis* ISA 1649 < *L. plantarum* 130 < *S. cerevisiae* VIN13. This is in contradiction with previous finding which claims that Gram-negative bacteria are more sensitive to UV-C radiation than Gram-positive bacteria and yeasts (Thompson, 2003). *A. aceti* DSM 3509^T is Gram-negative whereas *O. oeni* 48, *P. acidilactici* and *L. plantarum* 130 are classified as Gram-positive bacteria. In comparison to bacteria, yeasts do contain less thymine or cytosine pyrimidines on their DNA strands. UV-C radiation primarily targets these pyrimidines, whereafter dimers are formed rendering the microorganisms incapable of reproducing (Bintsis et al., 2000; Thompson, 2003; Tran and Farid, 2004). It is, therefore, expected that yeasts should be more resistant to UV-C radiation than bacteria.

A significant difference ($p < 0.05$) in microbial reduction was obtained when comparing Chardonnay and Pinotage wine. In Pinotage wine (Fig. 6), the resistance pattern of the microorganisms to UV-C radiation was as follow: *L. plantarum* 130 < *B. bruxellensis* ISA 1649^T < *S. cerevisiae* VIN13 < *A. aceti* DSM 3509^T < *P. acidilactici* < *O. oeni* 48. In addition to this, the degree of microbial reductions obtained in Pinotage wine (Fig. 6) was also much lower than those found in Chardonnay wine (Fig. 4). This finding correlates to the Beer–Lambert–Bouger's law stating that light intensity is indirectly proportional to absorbance of a matrix (Koutchma et al., 2009). The same was also observed for the red and white grape juices, meaning that the efficacy of UV-C radiation is medium dependant. This may be attributed to the colour of the product that can affect the absorbance of the liquid. The authors, Guerrero-Beltrán and Barbosa-Cánovas (2004), have reported that the absorption coefficient (α) at the germicidal wavelength (253.7 nm) of white and red wine is 10 and 30 cm^{-1}, respectively. The higher absorption coefficient of red

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wine may be due to presence of anthocyanins (Zoecklein et al., 1995). A range of phenolic compounds in red wine are capable of absorbing radiation in the UV region of the electromagnetic spectrum (Gómez-Cordovés, 2004; Ribéreau-Gayon et al., 2006b). It may therefore be assumed that the UV-C light was absorbed by the phenolic compounds present in Pinotage wine instead of being transmitted to the microorganisms. Yet, significant microbial reduction was obtained in Pinotage wine meaning that the penetration ability of UV-C light in the wine was only limited to a certain extent.

In this study, the efficacy of UV-C radiation was also affected by the initial microbial concentration in Pinotage wine. Based on the results, the reduction profiles for the individually inoculated *L. plantarum* 130, *B. bruxellensis* ISA 1649 and *S. cerevisiae* VIN13 in Pinotage containing 24 mg l^{-1} free SO_2 (Fig. 6) were significantly higher ($p < 0.05$) than the reductions observed for the cocktail (Fig. 8). The lower microbial reductions found for the cocktail could be related to the high initial microbial load in Pinotage wine that may have influence the absorbance of the wine (López-Malo and Palou, 2005; Koutchma et al., 2009). Moreover, high microbial concentrations could also facilitate clump formation where the outer layered cells may protect the more deep-seated ones from the UV-C light and in doing so decrease UV-C efficacy (Keyser et al., 2008).

Importantly, this study has revealed that microbial reduction is in correlation with the UV-C dosage (J l^{-1}): higher microbial reductions were obtained with exposure to higher UV-C dosages (J l^{-1}). As a result, the highest microbial reduction were obtained after 3672 J l^{-1}. Also, the applied UV-C dosage (J l^{-1}) depends largely on the physical appearance of the liquid such as turbidity (suspended and soluble solids), colour and initial microbial load (López-Malo and Palou, 2005; Koutchma et al., 2009). This might be reason for better microbial reduction observed in white wine comparing to red wine.

In conclusion, UV-C radiation has offered a wide spectrum of effective inactivation of wine-associated microorganisms such as *Brettanomyces*, *Saccharomyces*, *Acetobacter*, *Lactobacillus*, *Pediococcus* and *Oenococcus*; therefore may hold promise as an alternative technology to inactivate spoilage microorganisms at different stages of vinification in conjunction with reduced SO_2 levels. From a practical point of view, further studies pertaining to the long and short term effect of UV-C radiation on the sensorial and chemical properties of wine are imperative.

Acknowledgements

We would like to express our sincere gratitude to Mr Guy Kebble (SurePure, Milnerton, South Africa) for financial assistance and use of the novel pilot-scale UV-C unit. Special thanks to, Ms Zaan Fourie (SurePure) as well as Mr Loftie Ellis (Wine Quality Consultants CC), for their technical input and assistance with obtaining the relevant grape juices and wines from the cellars. The authors further extend thanks to Cape Peninsula University of Technology and the National Department of Agriculture, Forestry and Fisheries for their continued financial support throughout the duration of this work.

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ULTRAVIOLET LIGHT (UV-C) IRRADIATION AS AN ALTERNATIVE TECHNOLOGY FOR THE CONTROL OF MICROORGANISMS IN GRAPE JUICE AND WINE

M. Lorenzini, F. Fracchetti, V. Bolla, E. Stefanelli, F. Rossi, S. Torriani*

DiSTeMeV, University of Verona,
Via della Pieve 70, 37029 San Floriano (Verona), Italy;
*sandra.torriani@univr.it

ABSTRACT

Modern consumer demand for grape juice and wine free of chemical preservatives makes finding commercially viable alternatives to sulphur dioxide (SO_2), since it could cause health troubles in sensitive subjects. Moreover, under EU law, it is mandatory to label any wine with more than 10 mg/L SO_2 as containing sulphites. Thus, it is urgent to conceive alternative control methods, like the treatment based on light irradiation in the ultraviolet wavelength interval, which has been already used to inactivate the microorganisms present in water, fruit juices, liquid foods and also grape juice and wine. This study reports the microbiological and physico-chemical data obtained from industrial-scale trials carried out by the SurePure UV-C technology (Milnerton, South Africa) in some wineries. Two different dosages of UV-C were employed on diverse types of grape juice and wine, both white and red. The technology applied was proven to be effective to assure microbiological stability and could exert a strong impact in winemaking industry by eliminating or reducing the use of SO_2 in the near future.

RIASSUNTO

L'esigenza di trattamenti alternativi all'impiego di anidride solforosa (SO_2) per ridurre la contaminazione microbica del mosto d'uva e nel vino sta assumendo un'importanza sempre maggiore, in quanto l'SO_2 può rappresentare un problema per la salute dei consumatori. Nei paesi europei è obbligatorio riportare nelle etichette alimentari la presenza di solfiti quando la concentrazione supera 10 mg/L. Diventa pertanto necessario attuare forme di controllo alternative, come l'irraggiamento nelle lunghezze d'onda dell'ultravioletto (UV-C), già applicato con successo per inattivare microrganismi in acqua, succhi di frutta, alimenti liquidi e anche in mosto e vino. In questo lavoro sono riportati i risultati microbiologici e chimico-fisici di alcune sperimentazioni condotte in cantina con la tecnologia UV-C sviluppata da SurePure Ltd (Milnerton, Sud Africa), utilizzando due dosaggi di raggi UV-C su diversi tipi di mosti, vini bianchi e rossi. La tecnologia applicata si è dimostrata efficace per assicurare la stabilità microbiologica e nel prossimo futuro potrebbe avere un forte impatto nell'industria enologica eliminando o riducendo l'uso della SO_2.

INTRODUCTION

Winemaking is a well-known fermentation process, where yeasts and lactic acid bacteria (LAB) play a key role in determining the safety and quality of the final product (Ribéreau-Gayon *et al.*, 2006). Prominent in this process are *Saccharomyces* species (predominantly *S. cerevisiae*), which dominate the alcoholic fermentation (AF), and the lactic acid bacteria (LAB, mainly *Oenococcus oeni*), which carry out the malolactic fermentation (MLF).

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Together with yeasts and LAB with positive roles in AF and MLF, the spontaneous microflora of grape juice and wine can include spoilage microorganisms that are unwanted at any particular place and time in the winemaking process. Therefore, the same microorganism can be both beneficial and detrimental. For example, growth of *S. cerevisiae* is required during the AF, but not in bottled wine (Mills *et al.*, 2008). Many other species of yeasts (Loureiro, Malfeito-Ferreira, 2003) can spoil wine at every stage of the winemaking process. One of the mostly feared is *Dekkera bruxellensis*, as it can persist throughout the process producing off-flavors (Woolfit *et al.*, 2007). Also several species of the genus *Pichia* can depreciate wine by producing undesirable compounds at the initial stages of AF. In particular *P. membranaefaciens* produces films at the surfaces exposed to air (Mora, Rossello, 1992; Lopes *et al.*, 2009).

Also diverse groups of bacteria can spoil wine at different steps of the winemaking process. Acetic acid bacteria (AAB) are strict aerobes well adapted to various sugar and ethanol rich environments, therefore they can colonize grape juice and wine in presence of oxygen increasing the volatile acidity up to undesirable levels (Bartowsky, Henschke, 2008). Growth of LAB strains with negative traits, such as production of biogenic amines (Lonvaud-Funel, 2001), ropy polysaccharides, and off-flavors (Lonvaud-Funel, 1999; Bartowsky, 2009), can also impair the safety and quality of wine.

Since the spectrum of grape juice and wine spoilage microorganisms (both bacteria and yeasts) is wide, and they can lower the quality of the products at every stage of the winemaking process, the most effective methods to stabilize microbiologically grape juice and wine are mainly based on chemical or physical principles.

The traditional procedure is represented by the addition of sulphur dioxide (SO_2), that acts as both an antimicrobial agent and an antioxidant (Romano, Suzzi, 1993). Though this well-established practice is considered almost unavoidable in winemaking, it is known that an excess of SO_2 ingestion causes health troubles in sensitive subjects, such as headaches, intolerances and allergies. For this reason, the European Community law imposes to report on the label the phrase "containing sulphites" if the concentration of SO_2 in wine is higher than 10 mg/L. Besides health law and trade-related concerns, the modern consumer is oriented toward healthy products free of chemical preservatives. Thus, it is urgent to conceive alternative control methods that eliminate the need for these compounds.

Several physical principle-based technologies have been developed to this purpose, such as light irradiation in the ultraviolet wavelength interval (UV-C), ultrahigh pressure treatments, high power ultrasounds and pulsed electric fields (Bartowsky, 2009). Among these techniques, UV-C treatment represents undoubtedly a promising technology. Indeed this approach has been successfully applied to inactivate microorganisms present in water, fruit juices, and liquid foods (Koutchma, 2009). As determined so far, the UV-C irradiation is effective in reducing spoilage microorganisms, e.g. *D. bruxellensis*, *Lactobacillus plantarum*, *Pediococcus acidilactici*, *S. cerevisiae*, *O. oeni*, *Acetobacter aceti*, when artificially inoculated at high level in grape juice and wine batches (Fredericks *et al.*, 2009).

In this research, industrial-scale trials were carried out by using the SurePure UV-C system (Milnerton, South Africa) to treat grape juice and wine produced in several wineries of Northern Italy. The aim of these trials was to evaluate the effect of this UV system on the microbiological and physico-chemical characteristics of the authentic samples.

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MATERIALS AND METHODS

UV-C system inactivation experiments

Experiments were performed in five wineries located in three regions of Northern Italy (Friuli Venezia Giulia, Piemonte and Veneto) using the UV-C reactor system designed and manufactured by SurePure (Milnerton). A volume of 5000 L was placed into the holding tank (2-3°C for grape juice and 10-15°C for red and white wines) of the UV-C treatment unit. The reactor contains 40 UV-C (254 nm) germicidal lamps in series, and exploits an advanced turbulent flow system to optimize the penetration of UV-C and improve microbial inactivation. Grape juice and wine batches were circulated at a constant flow rate of 4000 L/h by means of an eccentric screw pump. The UV-C dosage varied in relation with the liquid medium turbidity. In particular, dosages of about 1000 J/L were applied to white grape juice (Moscato and Prosecco) and white wine (Soave), while dosages of about 2000 J/L were applied to red wines (Barolo, Syrah and Valpolicella).

An in-line sampler was used to collect aseptically the samples (50 mL) from the flow stream without stopping the treatment process, every fifteen minutes.

Microbiological analysis

Enumerations and isolation of microorganisms. Samples of grape juice and wine were transported to the laboratory in a cooler with ice packs. For enumeration of total yeast, aerobic bacteria and LAB, samples were spread on Wallerstein laboratory nutrient agar (WL, Fluka, Milan, Italy), WL Differential (WLD, Fluka) and MRS agar (Fluka) supplemented with fructose 0.5% w/v (Fluka), malic acid 0.1% w/v (Fluka), 1 mL/L tween 80 (Fluka), respectively. Microbial counts were done on serial dilutions and on 47 mm membrane discs of 0.45 μm pore size (Sartorius, Florence, Italy) used to filter 10 mL red wine or 50 mL white wine. WL and WLD were incubated aerobically at 27°C for five days; MRS was incubated under anoxic conditions using the Anaerocult A system (Merck, Darmstadt, Germany) at 27°C for seven days.

To identified the microbial contaminants, 24 colonies were randomly picked from different agar plates with different samples, and purified by streaking on the same enumeration media.

Identification of isolates. Genomic DNA of representative isolates was extracted with standard procedures. The divergent D1/D2 domain of the 26S rRNA gene of yeasts was PCR amplified by using the NL1 and NL4 primer pair, as described previously (Kurtzman, Robnett, 1998). For bacteria, the V3 variable region of the 16S rRNA gene was amplified by the universal HDA primer pair in the conditions described by Walter *et al.* (2000). The amplification products were separated by electrophoresis on agarose gel (1.5%) stained with 0.5 μg/mL ethidium bromide, and purified using the NucleoSpin Extract II kit (Macherey-Nagel, Germany) according to the manufacturer's instructions. The reverse primers NL4 and HDA2 were used for sequencing the DNA fragments from yeasts and bacteria, respectively, by the Big Dye Terminator v3.1 Cycle Sequencing method at BMR Genomics (Padua, Italy). The newly obtained sequences were aligned by the BLAST tool with the GenBank data library at the National Center for Biotechnology Information (NCBI) for identification of the isolates.

Chemical analysis

The grape-juice and wine samples were analyzed at a certified centre (Enocentro, Verona, Italy), following official methods and procedures (OIV, 2009). The evolution of the samples

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was monitored by taking into account the following parameters: pH, total acidity (expressed in g/L of tartaric acid), concentration of alcohol, reducing sugars (g/L), glycerin (g/L), and color. For color analysis the optical density was determined at 420, 520 and 620 nm, to calculate color intensity.

RESULTS AND DISCUSSION

Effect of UV-C treatment on the yeast population

Tab. 1 and 2 summarized the results of the microbiological analysis carried out before, during and after the UV-C treatment.

The Moscato and Prosecco grape juices from the two wineries contained high levels of total yeasts, with counts of 10^7 and $5 \cdot 10^6$ CFU/mL, respectively. Yeasts isolated from these samples were identified as *Saccharomyces bayanus*. After UV-C treatment a remarkable reduction (6-7 log) of the yeast population was observed for these samples: indeed only few viable cells were detected in 50 mL of grape juice. Therefore, the UV-C treatment was proven to be extremely effective in decreasing the level of *S. bayanus*.

The three batches of red wine, Barolo, Valpolicella and Syrah, had a initial yeasts load of $2 \cdot 10^3$, $6 \cdot 10^2$ and ~ 10 CFU/mL, respectively. Only after a long UV-C treatments the desirable reduction of the contamination was obtained (Tab. 1). This can be explained either with higher resistance of the specific yeast contaminants or with the presence of substances interfering with the transmission of the UV-C radiation through the sample.

Identification of selected isolates from these red wines revealed the presence of a heterogeneous initial microflora. Indeed, isolates were ascribed to three different yeast species, i.e. *S. cerevisiae, Pichia galeiformis/membranafaciens* and *Zygosaccharomyces bailii. P. galeiformis/membranafaciens* was found both before and after the treatment, thus it could be assumed that this yeast is quite resistant to UV-C. *P. membranafaciens* and the sibling species *P. galeiformis* (Kurtzman, Fell, 1998) are oxidative yeasts usually isolated from grapes, grape juices, and wines (Mora, Rossello, 1992). Their growth during winemaking increases the levels of acetic acid and esters and, consequently, the production of off-flavors. Moreover, this yeast can produce thick films at the surface of wines exposed to air. This trait is associated to the production of exopolysaccharides and that could protect them from UV-C rays. *Zygosaccharomyces bailii* was isolated from the Syrah wine only before the treatment, thus suggesting that the UV-C radiation can inactivate this yeast which is a common wine contaminant and a deteriorating agent (Fugelsang, 1996).

Effect of UV-C treatment on the bacterial population

Bacterial loads in the grape juice and wine samples before UV-C irradiation were of the order 10^2 - 10^3 CFU/mL in most cases. Higher values were found in the wines Soave and Valpolicella, that showed anaerobic counts of the order 10^4 CFU/mL. Of these, the Soave wine was not contaminated by aerobic bacteria (Tab. 2). In all the analyzed samples aerobic bacteria exhibited a 3 log diminution after the treatment, while the LAB showed an even more marked reduction in the samples Soave and Valpolicella.

Most of the bacteria isolated before the UV-C treatment belonged to AAB genera, i.e. *Acetobacter*, *Gluconacetobacter* and *Gluconobacter*, with the unique exception of an isolate from Prosecco grape juice with 100% sequence homology of the 16S rRNA gene V3 region to *Pediococcus parvulus/damnosus/inopinatus*. The latter was no more found in the UV irradiated samples among microorganisms concentrated from a 50 mL volume of grape juice indicating high effectiveness of this treatment to prevent the ropy defect.

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After the treatment, AAB isolates could be obtained only by concentrating cells from 10 or 50 mL of sample. Those identified belonged to the genera *Acetobacter* and *Gluconobacter*. Therefore, the AAB genera isolated in this study are the same indicated as the most frequently associated to grapes and wines (Bartowsky *et al.*, 2008). Moreover, the species univocally identified in the treated Moscato grape juice and Syrah wine, i.e. *A. aceti* and *A. pasteurianus*, are those primarily implicated in the spoilage of wine during storage in barrels or in bottle (Bartowsky *et al.*, 2003). Nevertheless, the strong reduction in number of AAB after UV-C irradiation can be considered a noticeable advantage of this treatment over SO_2 addition, since the latter has an effect on AAB only at the highest concentration used (Du Toit *et al.*, 2005).

From the UV-C treated sample of Moscato grape juice, three different LAB isolates were obtained. These isolates were identified as *L. casei/paracasei/rhamnosus*, *L. paracasei*, and *O. oeni*, respectively. Considering the relatively low initial level of anaerobes in this sample and the remarkable reduction of LAB in the more heavily contaminated wines, the existence of LAB strains or species particularly resistant to UV-C irradiation can be hypothesized.

Effect of UV-C treatment on the chemical characteristics

The UV-C processing did not change the temperature of the products during the treatment. Chemical and physical parameters of the samples were determined before and after UV-C treatment. The initial composition of the grape juices and wines in terms of alcohol, reducing sugars and glycerine content, total acidity, pH and color was similar to that reported in literature for these types of products.

After UV irradiation no changes were observed for these parameters in all the samples, including the red wines, which were subjected to higher UV-C dosage.

It can be mentioned that the Moscato grape juice batches maintained stable sugar (155-158 g/L) and alcohol (2.1-2.4 g/L) contents for up to 20 days, as a consequence of the strong reduction of the yeast population that delayed spontaneous fermentation.

CONCLUSIONS AND PERSPECTIVES

The application of the UV-C treatment to different grape juice and wine samples in five diverse wineries assured the desired decrease of viable microorganisms down to levels below one CFU/mL. The samples were stabilized enough to avoid spoilage during the winemaking process. To our knowledge, these are the first trials of UV-C treatments carried on directly in the wineries in which the natural contaminants of grape juice and wine were evaluated. The outcome of the new sanitization procedure was clearly successful.

The time required to lower the content of culturable microorganisms to less than one CFU/mL varied according to the characteristics of the samples. More in detail, red wines needed longer treatments, probably because of the higher concentration of substances interfering with the transmission of the UV-C rays through the sample.

The species *P. galeiformis/membranaefaciens*, isolated after the treatment, have never been studied in dedicated trials (Fredericks *et al.*, 2009). In the next future the attention could be focused specifically on the resistance of this species, in order to determine the time necessary for an effective treatment. The possibility that some LAB species or strains can be highly resistant to UV-C irradiation should be also better investigated. Moreover, further investigations are needed to examine the growth and spoiling capacity of the surviving AAB during storage.

The UV-C treatment did not to alter the color and chemical parameters of grape juice and wine, even in the case of prolonged treatments.

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The usage of UV-C treatment needs aware staff and requires clean equipments and facilities to keep must and wine stable during storage in barrels and in bottles. Indeed, after the treatment, the samples could be newly contaminated by spoilage microorganisms in poorly sanitized containers.

The promising results reported here demonstrated that physical methods, such as UV-C, an incoming technology already commercially available, could exert a highly positive impact in the winemaking industry by eliminating or reducing the use of SO_2 in the near future.

ACKNOWLEDGEMENTS

We are grateful to the wineries that performed the experiments, and to the oenologists and technicians for their valuable assistance and support.

REFERENCES

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Bartowsky E.J., Henschke P.A. (2008). Acetic acid bacteria spoilage of bottled red wine - a review. *International Journal of Food Microbiology*, 125: 60-70.

Bartowsky E.J. (2009). Bacterial spoilage of wine and approaches to minimize it. *Letters in Applied Microbiology*, 48: 149-156.

Du Toit W.J., Pretorius I.S., Lonvaud-Funel A. (2005). The effect of sulphur dioxide and oxygen on the viability and culturability of a strain of *Acetobacter pasteurianus* and a strain of *Brettanomyces bruxellensis* isolated from wine. *Journal of Applied Microbiology*, 98: 862-871.

Fredericks I.N., du Toit M., Ellis L.P., Fourie Z., Keyser M. (2009). Ultraviolet radiation as an alternative technology for the inactivation of spoilage microorganisms in white south African grape juice and wine. 4th International SASEV conference on enology and viticulture - beyond 2010, CTICC, Cape Town, 28-30 July 2009.

Fugelsang K.C. (1996). *Zygosaccharomyces*, a spoilage yeast isolated from wine. Viticolture and Enology Reserch Center. California Agricoltural Technology Istitute - CA TI.

Koutchma (2009). Advances in ultraviolet light technology for non-thermal processing of liquid foods. *Food and Bioprocess Technology*, 2: 138-155.

Kurtzman, C.P., Robnett C.J. (1998). Identification and phylogeny of ascomycetous yeasts from analysis of nuclear large subunit (26S) ribosomal DNA partial sequences. *Antonie van Leeuwenhoek*, 73: 331-371.

Kurtzman C.P., Fell J.W. (1998). The yeast, a taxonomic study. 4th edn. Elsevier Science Publishers, Amsterdam.

Lonvaud-Funel A. (1999). Lactic acid bacteria in the quality improvement and depreciation of wine. *Antonie van Leeuwenhoek*, 76: 317-331.

Lonvaud-Funel A. (2001). Biogenic amines in wines: role of lactic acid bacteria. *FEMS Microbiology Letters*, 199: 9-13.

Lopes C.A., Jofrè V., Sangorrin M.P. (2009). Spoilage yeasts in Patagonian winemaking: molecular and physiological features of *Pichia guilliermondii* indigenous isolates. *Revista Argentina de Microbiología*, 41: 177-184.

Loureiro V., Malfeito-Ferreira M. (2003). Spoilage yeasts in the wine industry. *International Journal of Food Microbiology*, 86: 23-50.

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Mills D.A., Phister T., Neeley E., Johannsen E. (2008). Wine fermentation. In: Molecular techniques in the microbial ecology of fermented foods. Eds. L. Cocolin, D. Ercolini. Springer, New York. pp. 162-192.

Mora J., Rossello C. (1992). The growth and survival of *Pichia membranaefaciens* during fermentation of grape juice. *Americal Journal of Enology and Viticulture*, 43: 329-332.

Ribéreau-Gayon P., Dubourdieu D., Donèche B., Lonvaud-Funel A. (2006). Handbook of enology: the microbiology of wine and vinifications. John Wiley & Sons, Inc, New York.

Romano P., Suzzi G. (1993). Sulfur dioxide and wine microorganisms. In: Wine Microbiology and Biotechnology. Ed. G.H. Fleet. Harwood Academic Publishers, Switzerland. pp. 373-393.

Walter J., Tannock G.W., Tilsala-Timisjarvi A., Rodtong S., Loach D.M., Munro K., Alatossava T. (2000). Detection and identification of gastrointestinal *Lactobacillus* species by using Denaturing Gradient Gel Electrophoresis and species-specific PCR primers. *Applied and Environmental Microbiology*, 66: 297-303.

Woolfit M., Rozpedowska E., Piskur J., Wolfe K.H. (2007). Genome survey sequencing of the wine spoilage yeast *Dekkera (Brettanomyces) bruxellensis*. *Eukaryotic Cell*, 6: 721-733.

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Tab. 1. Inactivation of microbial population in grape juice and wine by UV-C treatment.

Product	Enumeration (CFU/mL)					
	Before UV-C treatment			After UV-C treatment		
	Yeasts	*Aerobic bacteria*	*LAB*	*Yeasts*	*Aerobic bacteria*	*LAB*
Moscato grape juice	$5 \cdot 10^6$	$2 \cdot 10^2$	$1 \cdot 10^2$	n.d. (45)	n.d. (45)	n.d. (45)
Prosecco grape juice	$1 \cdot 10^7$	$4 \cdot 10^3$	$5 \cdot 10^3$	n.d. (180)	n.d. (120)	n.d. (120)
Soave wine	~ 10	~ 10	$1 \cdot 10^4$	n.d (40)	n.d (40)	n.d. (40)
Barolo wine	$2 \cdot 10^3$	$6 \cdot 10^3$	$3 \cdot 10^3$	~ 10 (360)	~ 10 (360)	n.d. (120)
Syrah wine	~ 10	~ 10	~ 10	n.d. (120)	n.d. (120)	n.d. (120)
Valpolicella wine	$6 \cdot 10^2$	$1 \cdot 10^3$	$2 \cdot 10^4$	n.d. (160)	n.d. (30)	n.d. (60)

n.d.: less than 1 CFU/mL

( ): minutes of treatment necessary to lower the microbial counts down to n.d.

Tab. 2. Identity of selected contaminants determined by genetic marker sequencing.

Product	Isolate	
	Before UV-C treatment	**After UV-C treatment**
Moscato grape juice	Yeasts: *Saccharomyces bayanus*	Yeasts: *Saccharomyces bayanus* Bacteria: *Acetobacter aceti* *Lactobacillus casei /paracasei/rhamnosus* *Lactobacillus paracasei* *Oenococcus oeni*
Prosecco grape juice	Yeasts: *Saccharomyces bayanus* Bacteria: *Acetobacter senegalensis /aceti/tropicalis/indonesiensis* *Pediococcus parvulus/P. damnosus*	Yeasts: *Saccharomyces bayanus*
Barolo wine	Yeasts: *Saccharomyces cerevisiae* Bacteria: *Acetobacter aceti* *Acetobacter senegalensis /pasteurianus/aceti* *Gluconobacter albidus /sphaericus/cerinus/oxidans* *Gluconobacter japonicum/frateurii*	Yeasts: *Saccharomyces cerevisiae*
Syrah wine	Yeasts: *Pichia galeiformis/membranaefaciens* *Saccharomyces cerevisiae* *Zygosaccharomyces bailii*	Yeasts: *Pichia galeiformis/membranaefaciens* *Saccharomyces cerevisiae* Bacteria: *Gluconobacter oxidans*
Valpolicella wine	Yeasts: *Saccharomyces cerevisiae*	Yeasts: *Saccharomyces cerevisiae*

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Accepted Manuscript

Innovative
Food Science
&
Emerging
Technologies

Development of a hydrodynamic model for the UV-C treatment of turbid food fluids in a novel 'SurePure turbulator™' swirl-tube reactor

Mark J.H. Simmons, Federico Alberini, Andreas N. Tsoligkas, Joseph Gargiuli, David J. Parker, Peter J. Fryer, Stephen Robinson

PII: S1466-8564(11)00150-0
DOI: doi: 10.1016/j.ifset.2011.11.006
Reference: INNFOO 846

To appear in: *Innovative Food Science and Emerging Technologies*

Received date: 4 August 2011
Accepted date: 25 November 2011

Please cite this article as: Simmons, M.J.H., Alberini, F., Tsoligkas, A.N., Gargiuli, J., Parker, D.J., Fryer, P.J. & Robinson, S., Development of a hydrodynamic model for the UV-C treatment of turbid food fluids in a novel 'SurePure turbulator™' swirl-tube reactor, *Innovative Food Science and Emerging Technologies* (2011), doi: 10.1016/j.ifset.2011.11.006

This is a PDF file of an unedited manuscript that has been accepted for publication. As a service to our customers we are providing this early version of the manuscript. The manuscript will undergo copyediting, typesetting, and review of the resulting proof before it is published in its final form. Please note that during the production process errors may be discovered which could affect the content, and all legal disclaimers that apply to the journal pertain.

ACCEPTED MANUSCRIPT
For reconsideration in Innovative Food Science and Emerging Technologies 21st November 2011

Development of a hydrodynamic model for the UV-C treatment of turbid food fluids in a novel 'SurePure turbulator™' swirl-tube reactor

Mark J.H. Simmons[1*], Federico Alberini[*], Andreas N. Tsoligkas[*], Joseph Gargiuli[#], David J. Parker[#], Peter J. Fryer[*] and Stephen Robinson[+]

[*]*School of Chemical Engineering, University of Birmingham, Edgbaston, Birmingham, B15 2TT*

[#]*School of Physics and Astronomy, University of Birmingham, Edgbaston, Birmingham, B15 2TT*

[+]*SurePure Operations AG, Dammstrasse 19, Zug CH-6301, Switzerland*

Abstract

The hydrodynamic performance of a Surepure Turbulator™ used as an ultraviolet (UV) light source to give microbial reduction in turbid food fluids such as milk has been determined using Particle Image Velocimetry and Positron Emission Particle Tracking (PEPT). A microbial reduction model has been developed using the PEPT data, based on construction of a fractional time density as a function of distance from the UV source. The novel swirl tube design employs a tangential inlet to impart a swirling motion which promotes refreshment of fluid at the surface of the UV source; the experiments performed show this property is a strong function of flow rate and inlet geometry. Enhanced performance is predicted for the device compared with a simple plug flow model at the design flow rate, corresponding to a 100% improvement in the predicted microbial kill. At 75% turndown, the swirling motion is less significant and the device reverts to close to plug flow behaviour.

Industrial relevance.

UV light has been proposed as a way of reducing the microbial load of a fluid. In turbid fluids, however, the attenuation of the UV is such that only thin films can be treated. This paper considers the design of a candidate UV processing method for such fluids in which the fluid is mixed such that it spends only a short time at the surface next to the UV source, and is thus fully processed. The practical need is to find out how effective mixing is, and what level of microbial reduction would be expected.

Keywords

UV swirl tube reactor; Positron Emission Particle Tracking; Particle Image Velocimetry; UV liquid food preservation; UV milk pasteurisation; low UV transmittance liquids

[1] Corresponding Author Dr Mark J.H. Simmons
Tel: +44(0)121 414 5371
Email: m.j.simmons@bham.ac.uk

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1. Introduction

As chemical methods for food preservation endure increased public scrutiny and negative reaction, alternative methods become increasingly attractive. Preservation of foods via exposure to UV light has a positive consumer image and has advantages of being a low cost, non-thermal method (Kouchma, 2009). The processing is performed using UV-C light (200 – 310 nm wavelength), which has the ability to inactivate microorganisms by damaging their nucleic acids, thus preventing their replication. Whilst the exploitation of UV light to disinfect water has been granted regulatory acceptance and applied commercially, for example in environments such as the US dairy industry (US FDA Pasteurized Milk Ordinance, 2009), its application for treatment of turbid liquid foods has been limited due to the attenuation of the UV radiation. Published studies exist for treatment of fruit juices (e.g. Koutchma *et al.*, 2004; Koutchma *et al.*, 2007) and cider (Unluturk *et al.*, 2004), with some work being performed on dairy products such as liquid egg (Unluturk *et al.*, 2008) and milk (Krishnamurthy *et al.*, 2007; Matak *et al.*, 2007). A recent comprehensive review of the area is given by Koutchma (2009).

The required UV-C dose (measured at a wavelength of 253.7 nm) to cause an order of magnitude reduction in the microorganism population (*D* value), ranges from a few mJ cm^{-2} for most bacteria to several hundred for fungi and algae (Kouchma, 2009). As the light passes from its source through to the food fluid, it is attenuated by all the materials it passes through (including the reactor walls) according to the Lambert-Beer law. The fluence rate (or irradiance), I, falls exponentially with path length, x, from its initial value, I_o, for a given material with absorption co-efficient, α, according to Equation 1.

$$\frac{I}{I_0} = e^{-\alpha x} \tag{1}$$

Typical absorption coefficients for food fluids range over 4-5 orders of magnitude, from 0.01 cm^{-1} for water to ~300 cm^{-1} for raw milk (Kouchma, 2009). Applying Equation 1 for a highly turbid fluid such as milk shows that incident UV radiation is attenuated by 90% over a path length of less than a millimetre. This requires careful consideration of reactor design to ensure that the required radiation dose is received before the radiation is attenuated. To tackle this issue, current UV-C reactors employ 'thin film' or 'surface refreshment' design features either singly or in combination.

- *Thin film designs* (e.g. Unluturk *et al.* 2004; Koutchma *et al.*, 2004; Koutchma *et al.*, 2006; Ye *et al.* 2007) restrict the characteristic flow dimension with respect to the UV source, inherently reducing the path length through which the UV radiation has to travel. For example in the 'Cidersure' reactor (Unluturk *et al.* 2004), the fluid flows through a thin annular gap between the lamp and pipe wall.

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- *Surface refreshment designs* exploit secondary flows to provide a mixing mechanism for surface refreshment at the surface of the UV source. Taylor-Couette (concentric cylinder) reactors (Forney *et al.*, 2008; Ye *et al.*, 2008) exploit the creation of azimuthal vortices as the inner cylinder rotates. These vortices act to mix the fluid in the radial direction providing surface refreshment; this can be manipulated further by altering the geometry to include wavy walls (Forney *et al.*, 2008). In coiled tube reactors (Koutchma *et al.* 2007; *Franz et al.* 2009), narrow gauge tubing is wound around a central UV source; the tube curvature causes Dean vortices to be generated which again cause radial mixing and surface refreshment.

In both of these types of design it is critical to ensure that all of the material receives the correct level of processing without elements of the fluid becoming unacceptably over-processed. An understanding of the fluid mechanics of any process situation is thus needed to ensure that these conditions are met, and also to allow the action of any device to be predicted.

This paper is focused on understanding the fundamentals of the refreshment mechanism of an alternative reactor which employs a novel swirl tube design: the Surepure turbulator™ UV-C module (Surepure AG, Switzerland). The turbulator™ possesses both thin film and surface refreshment design characteristics and brings the processed fluid as close as possible to the surface of the UV light source using a swirling motion which is imparted by the geometry of the device. The fluid to be processed enters through a tangential inlet to promote a swirling flow and then passes through an annular gap between the quartz sleeve containing the UV lamp and the outer turbulator tube. The outer tube employs a wavy inner wall designed to produce additional turbulence to further promote surface refreshment.

Both nucleonic [Positron Emission Particle Tracking (PEPT)] and optical flow diagnostic techniques [Particle Image Velocimetry (PIV)] are applied to demonstrate how the turbulator module delivers the required UV dose to the fluid by quantitative determination of the refreshment mechanism within different sections of the device. The former technique can be applied to opaque fluids whilst the latter is limited to transparent fluids and equipment. The value of the PEPT technique for validation of food preservation methods has been demonstrated for thermal processing of liquid foods in an agitated vessel by relating the fluid motion, obtained via the PEPT data, to the expected thermal profile (Mehauden *et al.* 2009)

The flow information obtained is used to determine the expected microbial reduction performance of the turbulator™ as a function of flow rate. A microbial kill model, developed from the fractional residence times obtained from the PEPT data, is used to estimate the enhancement in performance expected due to the imparted swirling motion, compared with a simple plug flow based model which assumes no radial mixing (no surface refreshment). The data obtained are compared against microbial reduction data obtained for three turbid food fluids: apple juice, sugar syrup and whey.

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2. Materials and Methods

2.1 Test Rig

To enable flow measurements to be made using PIV, which requires optically transparent materials, and for subsequent use for PEPT, a test loop (Figure 1a) was built consisting of two interconnected full scale turbulator™ geometries manufactured from polymethyl methacrylate. The working fluid (tap water) was delivered by a centrifugal pump (Alfa Laval LKH-5, Alfa Laval Ltd, UK) whose speed was controlled using an inverter (IMO Idrive EDX-150-43-E, IMO Precision Controls Ltd, UK). Calibration of the inverter frequency to the delivered flow rate was accomplished using a bucket and timer method. With reference to Figure 1a, the fluid enters the lower turbulator (marked BOTTOM) at the inlet (1), passes along then exits at (2), immediately entering the inlet of the upper turbulator (marked TOP) at (3), finally exiting the turbulator section at (4). The rig was operated in closed circuit, with fluid exiting the turbulators being returned to the supply tank. Since no cooling circuit was employed, the temperature of the fluid was monitored closely through the experiments and the experiments were stopped and the fluid replaced if the temperature rise exceeded 10°C. The temperature range of the fluid was thus 20-30°C. It should be noted that due to the turbulent nature of the flow through the device, the hydrodynamics are dominated by inertial effects with viscous effects being less important.

A schematic of a single turbulator test section is given in Figure 1b (wall thicknesses not shown) with key dimensions identified; values are given in Table 1. The UV lamp was substituted by a matt black plastic rod of equal diameter to prevent unwanted reflections from the PIV laser. A Cartesian coordinate system used for analysis of the flow data is defined in Figure 1b, where z is in the axial direction, y is in the vertical direction and x is in the horizontal direction.

Pictures of the transparent turbulators are shown in Figure 2. Figure 2a shows details of the central UV section; captions identify the inlet, outlet, UV sections and swirl chambers on the image. Figure 2b shows the inlet/outlet swirl chambers (1) and (4), with the black plastic rod used to mimic the UV lamp clearly visible.

Experiments were performed at three flow rates corresponding to the design flow rate of the device (12.59 $\times10^{-4}$ m^3s^{-1}) and to 50% and 75% turndown (5.78×10^{-4} m^3s^{-1} and 3.00×10^{-4} m^3s^{-1} respectively). Flow properties are shown in Table 2, together with values of superficial velocities within the inlet pipe, swirl chamber and UV section (Figure 1b) and their corresponding values of Reynolds number. Reynolds number is calculated from

$$\mathrm{Re} = \frac{d_e U \rho}{\mu}, \tag{2}$$

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where d_e is the hydraulic diameter of the flow conduit (four times the flow cross-sectional area divided by the wetted perimeter), U is the superficial velocity, ρ is the fluid density and μ is the fluid dynamic viscosity. The fluid properties taken were those of the working fluid (tap water) at 25°C. (Table 2)

Table 2 shows that the Reynolds number are significantly above the critical values of 2300 in all parts of the equipment, indicating turbulent flow conditions throughout. Comparisons with food fluids are thus valid provided the fluids are flowing at a velocity which gives values of Reynolds number equivalent to this study. The data presented in this work are most representative of food fluids such as milk and fruit juices processed under conditions where their density and viscosity are close to aqueous values. For example, skim and full fat milk have viscosities of $\mu \approx 1.2$-1.5 Pa s and 2.1 Pa s respectively with a typical density, $\rho \approx 1030$ kg m^{-3} at 20°C. Laminar flows of highly viscous food fluids through the turbulator are not considered in this study.

2.2 PEPT Experiments

PEPT is a nucleonic technique which involves the addition of a solid particulate tracer of diameter 150-500 µm into the flow (Parker *et al.*, 2008). The PEPT experiments were performed using a 500 µm resin bead which is radioactively labelled by doping with water containing $18F^-$ ions. The particle is then coated with epoxy resin (100 µm thickness) to seal the radioactivity inside. PEPT is performed by mapping of the position the particle in both space and time. The $18F^-$ within the particle undergoes β+ decay, emitting a positron which annihilates with an electron to produce two back to back (within 0.5°) 511 keV γ-rays. These are detected using a PET scanner, from which the position of the particle can be reconstructed via triangulation of multiple annihilation events. In this work, the Birmingham ADAC Forte positron camera was used, which employs two detector heads of size 500 × 400 mm^2 operating in coincidence: the separation of the heads can be adjusted up to a maximum of 800 mm (Parker *et al.*, 2008). Each detector head contains a digital gamma camera comprising a 16 mm thick NaI(Tl) scintillator backed by an array of 55 photomultiplier tubes which are connected to analogue to digital converters and then to a computer. An incident gamma ray produces a flash of light which is spread over several photomultiplier tubes; from the registered intensities the centroid is found. Data is recorded when gamma rays are detected in both heads simultaneously. To reconstruct the particle position, triangulation of the gamma ray pairs is performed which allows the location of the particle to be detected with a reasonably high spatial resolution several hundred times per second, e.g. a tracer travelling at 1 ms^{-1} (which is of the order of the flow velocity within the turbulator) can be located to within 1 mm at an acquisition rate of 250 Hz.

The range of the PEPT experiments was limited by the 400 mm width of the detector heads and therefore two detector positions were used to record the motion of the PEPT particle within the UV section: for regions A and D for the first position, and regions B and C for the second position, as shown in Figure 1a.

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The total number of particle passes recorded through the top and bottom turbulators are shown in Table 3, where a pass is defined as a series of contiguous particle locations where the PEPT particle motion is observed in either the top or the bottom turbulator UV section.

2.3 PIV Experiments

PIV is an optical technique which relies on the addition of many small (< 5-10 μm) tracer particles into the flow (Adrian, 1991), which are illuminated in a plane of interest within the flow using a laser sheet and their position is recorded using a digital camera mounted orthogonal to the laser sheet. The images are divided into a grid and within each sub-grid the average displacement, and thus 2-D velocity of the particles, is calculated. Images were taken in an imaging plane labelled P_1 (Figure 1b) at the flow conditions outlined in Table 2. These measurements were designed to enable the degree of swirl in the inlet chambers to be measured as a function of flow rate. The plane taken is a vertical cross-section through the swirl chamber, placed as close to the centre of the chamber as possible. The flows were imaged at 90° to this plane, through the transparent ends of the chamber.

The PIV equipment used comprised of a dual head Nd:YAG laser (New Wave Research, Fremont, CA) and a single frame-straddling CCD camera (TSI Powerview Plus 4 megapixel, TSI Inc.) capable of capturing images at 7 image pairs per second with a resolution of 2048 × 2048 pixels^2. The camera and laser were controlled by a TSI LASERPULSE 610035 synchronizer (TSI Inc., Shoreview, MN) and a Dell Precision T7400 workstation running TSI Insight® 3G software. Fast Fourier Transform (FFT) cross correlation is used to interrogate the two images, which are divided into Interrogation Areas (IA) of length L_{IA}. The seeding particles used were hollow 10 μm diameter silver coated particles (Dantec Inc, DK) with a sufficiently small relaxation time that they may be considered to follow faithfully the motion of the fluid.

Two dimensional PIV data were obtained at each of the three flow rates. 150 image pairs were recorded which has been shown to be sufficient for calculation of average velocities from the ensemble data (Sharp & Adrian, 2001). The images were processed with a Nyquist grid which splits the image into a series of square interrogation areas (IA) of fixed dimension; for these measurements these were 16x16 pixels. The resolution adopted was 58.67 μm pixel^{-1} so the measurements were resolved to 0.47 mm for a 16 × 16 pixel IA.

2.4 Microbiological data

To generate microbial reduction data for comparison with the reduction models, apple juice, sugar syrup and whey were inoculated with a range of cultures and then treated using a 40 turbulator unit. Glycerol stocks stored at 80°C of host cultures were obtained from the University of the Western Cape, Department of Biotechnology Culture Collection as listed in Table 4a. These were reconstituted in Tryptic Soy Broth

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(Oxoid) for 18 h at 37°C, and stored in 2ml aliquots at -20°C. Secondary cultures were prepared in TSB for 18 h at 37°C followed by streaking onto Tryptic Soy Agar (Oxoid) plates.

Pure cultures were then prepared by transferring colonies from TSA plates to 250 ml of TSB, and incubated in a shaking incubator for 18 – 24 hours until the desired concentration was reached. This culture was then added to the product being treated with UV. The UV unit was run with lamps off to ensure uniform mixing of the culture through the product before the trial commenced.

One millilitre of each sample before and after treatment was aseptically transferred to 9 ml quarter strength Ringers solution (Merck) and mixed thoroughly. Serial dilutions were then prepared (10^1–10^6) and 1 ml of each of the dilutions were plated onto the respective growth media for the organism being tested. These are outlined in Table 4a. The plates were then incubated at the required time and temperature to facilitate microbial growth. The results are given in Table 4b, together with estimated values of absorption coefficient, α, used in later analysis (Koutchma, 2009).

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3. Theory

3.1 UV inactivation

The UV inactivation of microorganisms has generally been modelled using-first order kinetics

$$\frac{N}{N_o} = \exp(-k_1 I t) \tag{3}$$

,

where *N* is the pathogen concentration (CFU m^{-3}), k_1 is the first order rate constant (m^2 J^{-1}), and *I* is the fluence rate (W m^{-2}). Deviations from the first order model can be observed leading to a lack of inactivation at low fluences and a tailing off of inactivation at high fluences (Koutchma *et al.* 2009), however, for the purposes of this work, first order behaviour is assumed. The fluence rate, *I*, can be calculated for a given distance into the reactor using the Lambert-Beer law (Equation 1).

3.2 Plug flow kill model (PFM)

Assuming plug flow behaviour, a model can be developed based upon UV treatment of a surface layer close to the UV lamp within the annular gap which does not interact with the surrounding fluid. Upon exiting the turbulator, the assumption made is that the fluid experiences a complete homogenisation before entering the next. Other assumptions in the model are listed below:

- Uniform axial flow velocity and no radial mixing (no swirl)
- Complete mixing of the flow between turbulators, each of length *L*;
- Effect of the UV radiation is confined to a layer of small depth δ (δ = 0.44 mm, see Table 5), between the inner tube of radius R_1 and outer tube of radius R_2;
- the rate of kill of organisms is first order with a rate constant k_1 (m^2 J^{-1})
- the fluence rate changes as a function of radius according to (Equation 1)

The effect of each turbulator is then to process a region of cross-sectional area

$$A_p = 2\pi R_1 \delta \tag{4}$$

for time t= $\tau = L/U_C$; resulting in a decrease in concentration of organisms in the wall region according to Equation 3. The whole flow has cross-sectional area:

$$A_t = \pi[R_2^2 - R_1^2] \tag{5}$$

The remaining fluid receives no processing: this material occupies a cross sectional area of

$$A_n = \pi[R_2^2 - R_1^2] - 2\pi R_1 \delta = A_t - A_p \tag{6}$$

and still has concentration N_o. Assuming that the fluid then becomes fully mixed between one turbulator and the next, the *overall* outlet concentration, N_1 after mixing is

$$A_t N_1 = A_n N_o + A_p N = N_0 [A_t - A_p + A_p \exp(-k_1 I \tau)] \tag{7}$$

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Thus

$$N_1 = N_0\left[\frac{A_t + A_P\left[\exp(-k_1 I\tau)-1\right]}{A_t}\right], \tag{8}$$

and the effect of K turbulators will be

$$N_K = N_0\left[\frac{A_t + A_P\left[\exp(-k_1 I\tau)-1\right]}{A_t}\right]^K \tag{9}$$

4. Results and discussion

4.1 Validation of PEPT data.

Figure 3 shows the velocity magnitudes measured by the PEPT technique as a function of flow rate, Q, over the first 180 mm in the axial (z) direction at positions A and D respectively (Figure 1a) for a random selection of passes. Figure 3a shows results for the bottom turbulator whilst Figure 3b shows results for the top turbulator. Also marked on the figure are the calculated values of superficial velocity within the UV section, U_C, for each flow rate (Table 2). The data show that the measured velocities are of the same order as the superficial velocities, but are in general 20-30% higher, particularly for the highest flow rate. This discrepancy is expected for two reasons, firstly, since the PEPT particle is relatively large, it does not approach the wall of the section (the no-slip condition would be expected to apply for fluid next to the wall, which has zero velocity). Secondly, as the fluid swirls and the particle follows its trajectory; it takes a much longer path through the section than if it was travelling in a straight line in the axial (z) direction. Therefore velocities higher than U_C are required for conservation of mass flow through the device .

The degree of swirl within the flow is shown via the 2-D plots of radial and axial position in Figure 4 for both top and bottom turbulators for a number of randomly selected passes. Labels A-D refer to the measurement positions shown in Figure 1a. Comparing Figure 4ai with 4aii ($Q = 3.0\times10^{-4}$ m^3 s^{-1}), there is a noticeable decay in the swirl in the bottom turbulator between measurement positions A and B, with the pitch of the swirl approximately doubling between the two positions. The decay of the swirl is not as strong between positions C and D in the top turbulator, with the pitch lengthening by approximately 50%. At $Q = 5.78\times10^{-4}$ m^3 s^{-1} (Figures 4bi and 4bii) the decay of the swirl is not as noticeable between measurement positions, however the pitch of the swirl is much tighter for the top turbulator than for the bottom turbulator. This phenomena is also observed in Figures 4ci and 4cii at the design flow rate of $Q = 12.59\times10^{-4}$ m^3 s^{-1}.

These results have implications for the performance of the device. At the lowest flow rate, swirl decay could cause less of the fluid to reach the lamp surface than at the higher flow rates. The difference in the

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swirl between the top and bottom turbulators is also likely to cause performance differences. This is discussed further in §4.3 below.

Critical to the validity of the PEPT analysis is for the particle to have equal probability of reaching all parts of the section volume occupied by the fluid, with the caveat that its physical dimension means that it will be unable to reach the very extremes of the geometry close to the walls. Since the PEPT data gives particle location as a function of *x*, *y*, *z*, and time, it is possible to determine the number of measured particle locations as a function of radial distance from the lamp surface, where the lamp surface is taken to be at radius, R_1 in Figure 1b. Figure 5 plots this function versus non dimensional distance from the lamp surface from $(r-R_1)/(R_2 - R_1) = 0$ $(r = R_1)$ to the outer annular wall at $(r-R_1)/(R_2 - R_1) = 1$ $(r = R_2)$. It is clear that there is minimal difference between the shape of this function between different flow rates, or between top and bottom turbulators. This result gives confidence that the PEPT data may be taken as representative of the behaviour of the fluid motion since this function is unchanged by flow rate.

4.2 Analysis of PEPT data

Equations 1 and 3 show that the level of microbial kill is dependent upon three critical parameters, the fluence rate, I and time of exposure, t, at a given distance from the lamp surface, r. The absorbance, α and first order rate constant, k_l are properties of the fluid and bacteria respectively and are independent of the process.

In a similar way to the process performed above to determine the number of particle locations as a function of radial distance from the lamp surface, it is possible to carry out this analysis for each individual pass, since each pass can be identified as a series of contiguous data points in *x*, *y*, *z* and time. Thus, the minimum distance reached by each pass from the lamp surface, and the time present at this distance, can be determined. This function has been evaluated for all passes and is plotted as the cumulative fraction of the total number of passes versus minimum distance in Figure 6. For the top turbulator (Figure 6a), the function shifts closer to the lamp surface as the flow rate is increased. However, for the bottom turbulator, (Figure 6b) there is no significant difference in the shape of the function with flow rate.

These data can be further analysed by calculation of a time density function, f, which is the fraction of the total time spent by all passes at a given radial distance from the lamp. Let the total number of measured passes be N_P, the time for each pass be τ_P, the number of measurement points in each pass be J, and the number of measurement points located in an annular volume of $(\pi/4)L\left(r_{m+1}^2 - r_m^2\right)$ be j. In addition, let M be the total number of annular shells between R_1 and R_2 chosen to evaluate the function. Then, for a single pass

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$$\tau_{r_{m+1},r_m} = \frac{j}{J}\tau_P \qquad (10)$$

and over all passes

$$f_{r_{m+1},r_m} = \frac{\sum_{i=1}^{N_P} \frac{j}{J}\tau_P}{\sum_{i=1}^{N_P} \tau_P} \qquad (11)$$

To ensure that the volume is conserved

$$\sum_{m=1}^{M} f_{r_{m+1},r_m} = 1 \qquad (12)$$

Making the assumption that this fraction is representative of the history of the entire fluid volume passing through the turbulator, this allows a model for microbial reduction to be developed. This assumption is only strictly true for an infinite number of passes, however it is still a reasonable approximation with the several hundred passes measured per flow rate (Table 3). Checking the sensitivity of the function by altering the number of processed passes revealed that the function was insensitive to the number of passes once the number of passes exceeded 200, as shown for $Q = 12.59\times10^{-4}$ m^3 s^{-1} for the top turbulator in Figure 7.

The fractional time is plotted as a function of dimensionless radius for top and bottom turbulators in Figures 8a and 8b respectively. The data in Figure 8a for the top turbulator show that the function is of similar shape for all flow rates but the values of the fraction at low values of dimensionless radius increase with increasing flow rate; this is particularly noticeable at values of dimensionless radius which correspond to less than 1-2 mm from the lamp surface. For the processing of highly turbid food fluids such as milk, which have a high value of absorbance ($\alpha \approx 100$-300 cm^{-1}), the fluence rate will decay by 90% after less than a millimetre, so the shift of the function indicates that enhanced performance of the top turbulator would be expected as the flow rate is increased. This corroborates the data displayed in Figure 6a. For the bottom turbulator, there is a noticeable variation in both the magnitude and shape of the function with flow rate, which is most likely due to the higher degree of swirl decay observed for the bottom turbulator shown in Figure 4. Thus the bottom turbulator does not perform as consistently as the flow rate is changed compared with the top turbulator.

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4.3 Results from PIV Experiments

Vector field maps obtained from the PIV measurements on the swirl chambers are shown in Figure 9 (Plane P_1, Figure 1b) at the maximum flow rate of Q = 12.59×10^{-4} m^3 s^{-1}. Each of the sub figures (a), (b), (c) and (d) correspond to swirl chambers 1, 2, 3 and 4 marked on Figure 1a respectively. No particular flow structure is evident in the exit chambers (Figures 9b and 9d) whilst there is a noticeable rotational flow which increases in intensity towards the centre of the inlet chambers (Figures 9a and 9c). The intensity of the rotational flow, in terms of velocity magnitude, is 50-70% higher in the upper inlet chamber (3) compared with the lower chamber (1). This can be explained by a different inlet boundary condition to chamber (3) since it is fed by fluid from chamber (2); in contrast chamber (1) is fed by a pipe from the centrifugal pump. . Some 'spottiness' is observed in the velocity fields at certain positions for all measured flow rates , e.g. x = 50, y = -40 in Figures 9c. These are due to surface asperities in the flow section and hence data from these regions is ignored in the following analysis. Very similar results were observed at the other measured flow rates.

From the point of view of the design of the Surepure unit, it would be expected that the flow in any turbulators added on after the top turbulator would be identical, since the inlet boundary condition would be the same with each turbulator being fed directly from the previous one. The lesser swirl intensity observed in chamber (1) can also be used to explain the greater degree in swirl decay observed in the bottom turbulator in Figure 4.

One dimensional velocity profiles taken from the 2-D vector fields along the x axis (at y = 0, see Figure 1b) for each chamber and flow rate are shown in Figure 10. In each sub-figure, the right hand graph has been normalised with respect to the superficial velocity in the chamber, U_S (Table 2) and the values shown are thus dimensionless. The results show that the velocities in the inlet chambers (1) and (3), shown in Figures 10a and 10c, tend towards the superficial velocities observed in the inlet pipework, U_I, indicating that the magnitude of the swirl is driven by the momentum of the tangentially-mounted inlet, as expected. In contrast, the velocities observed within the outlet chambers, where the flow driven by expansion out from the UV section, tend towards the superficial velocities calculated on the basis of the cross section of the swirl chamber, U_S. In addition, non-dimensionalising the velocity data for the upper inlet swirl chamber collapses the data onto one line (Figure 10c), demonstrating a high degree of order in the flow; data for the bottom turbulator inlet cannot be collapsed in a similar fashion (Figure 10a).

4.4 Hydrodynamic based model for microbial reduction

The above results have demonstrated that the hydrodynamics of the flow within the UV section comprises of a complex swirling flow which is a function of flow rate and provides radial mixing. It is therefore necessary to derive a new model for microbial kill since the assumption of no radial mixing in the plug flow model is invalid. In the processing of turbid food fluids such as cider, whey, orange juice or milk, the high

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values of absorption coefficient cause the fluence of the UV source to attenuate to such an extent that any fluid more than a small distance from the surface receives marginal dosage. Analysis of the PEPT data has enabled calculation of a time density function, *f*, which can be used to generate an improved model (Figure 8)

Key assumptions in the development of this model are

- Particle has an equal likelihood of reaching all parts of the fluid volume regardless of flow rate (as demonstrated in Figure 5);
- The particle may be assumed to follow the mean trajectory of the fluid;
- The average fraction of time spent by the particle over all measured passes at a minimum radial distance from the UV source is representative of the motion of the whole volume of fluid (Figure 7);
- Since the PEPT measurements were not made over the whole length of the UV section and because the PEPT particles have in general a shorter residence time due to absence of wall effects, the average fraction versus minimum radius functions shown in Figures 8a and 8b will be scaled to the mean residence time, $\bar{\tau}$ for a given flow rate. This is essential so that the law of conservation of mass is not violated. $\bar{\tau}$ may be calculated from

$$\bar{\tau} = \frac{L}{U_C} \tag{13}$$

Within an annular shell with radii between r_m and r_{m+1}, the arithmetic mean fluence $\bar{I}$, can be calculated from

$$\bar{I} = \frac{I_0}{(r_{m+1} - r_m)} \int_{r=r_m}^{r=r_{m+1}} e^{-\alpha r} dr = \frac{I_0 \left(e^{-\alpha r_m} - e^{-\alpha r_{m+1}}\right)}{\alpha (r_{m+1} - r_m)} \tag{14}$$

The microbial death for the time that the entire flow resides between a radius of r_m and r_{m+1} is thus

$$\left[\frac{N}{N_0}\right]_{r_m, r_{m+1}} = e^{-k_1 \bar{I} f_{r_{m+1}, r_m} \bar{\tau}} \tag{15}$$

The cumulative kill over the entire section is the product of the values obtained from (15) for all radii, denoted by the Π notation in the below equation, where M is the total number of annular shells and $\bar{I}$ is evaluated using (14) for each shell.

$$\frac{N}{N_o} = \prod_{m=1}^{M} e^{-k_1 \bar{I} f_{r_{m+1}, r_m} \bar{\tau}} \tag{16}$$

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Thus for a typical unit containing 40 turbulators, the total kill for the whole unit [N_{40}/N_0], assuming performance equivalent to one bottom turbulator and 39 top turbulators is

$$\frac{N_{40}}{N_0} = \left[\frac{N}{N_0}\right]_{BOTTOM} \times \left[\frac{N}{N_0}\right]_{TOP}^{39} \tag{17}$$

A study of this model has been carried out using the parameters given in Table 5 and the time density function, f, given in Table 6. The model has been computed for three values of absorption coefficient, α, of 40, 100 and 290 cm^{-1}, which are representative estimates for cider/apple juice, orange juice/whey and raw milk respectively (Koutchma, 2009). The results are shown in Figure 11. The first order rate constant was estimated as k_l = 0.05 m^2 J^{-1}. Since rate constants for bacteria can vary significantly between different strains (Koutchma, 2009), the vertical error bars indicated on the graph are correspond to a ±20% change in this parameter, which leads to a fixed percentage error of ±16% in log reduction. The model predicts a log reduction of around unity for the highest value of α, rising to 5-7 log reductions for the lowest value of α used.

The results are compared with microbial data obtained for apple juice, whey and sugar syrup processed at the design flow rate of Q = 12.59×10^{-4} m^{3}s^{-1}. The log reduction was calculated on the basis of the total count of viable bacteria before and after treatment for whey and sugar syrup and for the count of *E. coli* K12 for apple juice. Good agreement is observed with the model for apple juice and sugar syrup, whose absorption coefficient is estimated as α = 40 cm^{-1} (Table 4b). However, the measured log reduction for the whey is perhaps larger than one would expect, given an estimated absorption coefficient of α = 100 cm^{-1}. However, given that the models have been generated using estimated parameters for both k_1 and α, the results produced are not incompatible with experimental observations.

Comparison of the PFM (Equation 9) and the hydrodynamic model (HM) (Equations 16 and 17) is also made on Figure 11 for a moderately absorptive fluid (α = 100 cm^{-1}). The PFM predicts a log microbial reduction in the region of 1- 0.8 and the results fall with flow rate due to decreased residence time in the device. However, inclusion of the impact of the swirling flow using the HM causes a marked improvement in the device performance at all flow rates. At the design flow rate, the predicted degree of log reduction is doubled. As the flow rate reduces, so does the impact of the swirl and the degree of enhancement is lessened. However, it should be noted that within the potential errors of the applied models, it is likely that the device would tend towards plug flow performance as Q decreases.

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5. Conclusions

Two flow diagnostic techniques, PIV and PEPT, have been applied to determine the hydrodynamic performance of a full scale transparent model of a Surepure Turbulator™ used for the microbial reduction of food fluids using UV-C radiation.

The flow visualisation experiments have revealed that the tangential inlet to the swirl chambers provides an intense azimuthal swirling motion which propagates through the annular gap contained within the UV treatment section of the device. The intensity of the swirling motion is affected by the fluid flow, with the pitch of the swirl increasing noticeably over the length of the UV section at lower flow rates. More decay of the swirl would be expected to affect the efficiency of the device. In addition, the intensity is also affected by the inlet condition to the swirl chambers, with the top turbulator experiencing enhanced performance. Extrapolating this result to a bank of turbulators, the results show that identical fluid mechanical behaviour would be expected provided that the geometry of the inlet configuration to each turbulator is also identical. Fortuitously, the top turbulator that is fed by the directly-connected exit chamber of the bottom turbulator (as would occur in a bank of such devices), has enhanced swirling motion over the bottom turbulator.

Several hundred passes of the PEPT particle were recorded through the device. Assuming that the average motion of the particle over all passes is representative of the entire flow volume has allowed construction of a time density function: the fraction of the total residence time spent by the fluid at a given distance from the UV source. By using this function to create a PEPT based hydrodynamic reduction model for the process, the device is shown to give enhanced performance compared with a simple plug flow model for a bank of 40 turbulators. This corresponds to a 100% improvement in the microbial kill for a model fluid with similar properties to whey or orange juice at the design flow rate of $Q = 12.59\times10^{-4}$ m^3s^{-1}. However, as the level of swirl decreases as the flow rate is reduced to $Q = 3\times10^{-4}$ m^3s^{-1}, the enhancement in performance is reduced and the device behaviour tends towards the plug flow model. Comparison of the hydrodynamic model with microbial data for three different turbid food fluids produced results which were not incompatible.

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6. Nomenclature and abbreviations

Abbreviations

PEPT Positron Emission Particle Tracking

PIV Particle Image Velocimetry

UV Ultra-violet

Nomenclature

A	cross-sectional area (m^2)
d_e	equivalent diameter (m)
f	time density function (-)
I	fluence rate ($W\ m^{-2}$)
j	number of measurement points in each annular shell (-)
J	number of measurement points in each pass (-)
k_1	first order rate constant ($m^2\ J^{-1}$)
L	length (m)
m	number of annular shell (-)
M	total number of annular shells (-)
N	pathogen concentration (m^{-3})
N_P	number of passes (-)
Q	volumetric flow rate ($m^3\ s^{-1}$)
R, r	radius (m)
t	time (s)
U	superficial velocity ($m\ s^{-1}$)
W	width of swirl chamber (m)
x	path length (m)
α	absorption co-efficient (m^{-1})
δ	film thickness (m)
ρ	density ($kg\ m^{-3}$)
τ	time per pass (s)
$\bar{\tau}$	mean residence time (s)
μ	dynamic viscosity (Pa s)

Subscripts

40	40 turbulators
0	initial condition (before processing)
S	swirl chamber
C	UV section
I	inlet pipe
P	per pass

Acknowledgement

This work was funded by Surepure Operations AG, Switzerland. The authors would like to thank Karen Gregory (Dairycrest UK) for useful discussions.

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References

Adrian, R.J. (1991). Particle-imaging techniques for experimental fluid mechanics. *Annual Review of Fluid Mechanics,* 23, 261–304.

Food and Drug Administration, Grade "A" Pasteurized Milk Ordinance (Includes provisions from the Grade "A" Condensed and Dry Milk Products and Condensed and Dry Whey--Supplement I to the Grade "A" PMO) 2009 Revision, 2009

Forney, L.J., Ye, Z. & Koutchma, T. (2008). UV Disinfection of E. coli between concentric cylinders: effects of the boundary layer and a wavy wall. *Ozone-Science & Engineering,* 30, 405-412.

Franz, C. M. A. P., Specht, I., Cho, G.S., Graef, v. & Stahl, M.R. (2009). UV-C-inactivation of microorganisms in naturally cloudy apple juice using novel inactivation equipment based on Dean vortex technology. *Food Control,* 20, 1103-1107.

Koutchma, T. (2009). Advances in ultraviolet light technology for non-thermal processing of liquid foods. *Food and Bioprocess Technology* 2, 138-155.

Koutchma, T., Forney, L.J., Moraru, C.I. & Sun, Da-Wen (2009). *Ultraviolet Light in Food Technology,* CRC Press.

Koutchma, T., Keller, S., Chirtel, S., Parisi, B. (2004). Ultraviolet disinfection of juice products in laminar and turbulent flow reactors, *Innovative Food Science and Emerging Technologies,* 5, 179–189.

Koutchma, T., Paris, B. & Patazca, E. (2007). Validation of UV coiled tube reactor for fresh juices. *Journal of Environmental Engineering and Science* 6, 319-328.

Koutchma, T., Parisi, B. & Unluturk, S.K. (2006). Evaluation of UV dose in flow-through reactors for fresh apple juice and cider. *Chemical Engineering Communications* 193, 715-728.

Krishnamurthy, K., Demirci, A. & Irudayaraj, J.M. (2007). Inactivation of staphylococcus aureus in milk using flow-through pulsed UV-Light treatment system. *Journal of Food Science,* 72, M233-M239.

Matak, K.E., Sumner, S.S., Duncan, S.E., Hovingh, E. et al. (2007). Effect of ultraviolet radiation on chemical and sensory properties of goats' milk. *Journal of Dairy Science*, 90, 3178-3186.

Mehauden, K., Cox, P.W., Bakalis, S., Fryer, P.J., Fan, X., Parker, D.J., Simmons, M.J.H. (2009). The flow of liquid foods in an agitated vessel using PEPT: Implications for the use of TTI to assess thermal treatment. *Innovative Food Science and Emerging Technologies*, 10, 643-654.

Parker D.J., Leadbeater, T.W., Fan. X., Hausard, M.N., Ingram, I. & Yang, Z. (2008). Positron imaging techniques for process engineering: recent developments at Birmingham. *Measurement Science and Technology,* 8;19:094004.

Sharp, K. V. Adrian, R. J. (2001). PIV study of small - scale flow structure around a Rushton turbine. *AIChE Journal*, 47, 766-778.

Unluturk, S., Atilgan, M.R., Baysal, A.H. & Tari, C. (2008). Use of UV-C radiation as a non-thermal process for liquid egg products (LEP). *Journal of Food Engineering,* 85, 561-568.

Unluturk, S.K., Arastoopour, H. & Koutchma, T. (2004). Modeling of UV dose distribution in a thin-film UV reactor for processing of apple cider. *Journal of Food Engineering* 65,125-136.

Ye, Z., Forney, L.J., Koutchma, T., Giorges, A.T. & Pierson, J.A. (2008). Optimum UV disinfection between concentric cylinders. *Industrial & Engineering Chemistry Research,* 47, 3444-3452.

Ye, Z., Koutchma, T., Parisi, B., Larkin, J. & Forney, L.J. (2007). Ultraviolet inactivation kinetics of Escherichia coli and Yersinia pseudotuberculosis in annular reactors. *Journal of Food Science,* 72, E271-E278.

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List of Tables

Table 1: Geometry of parts of turbulator™ in contact with flow.

Table 2: Flow conditions.

Table 3: Data from PEPT experiments.

Table 4: (a) Microbiological Analysis: (a) growth media and organisms tested; (b) trial results for total viable count of bacteria

Table 5: Microbial reduction models input parameters and parametric study.

Table 6: Values of fractional time, *f*, as a function of non-dimensional radius (a) top turbulator; (b) bottom turbulator.

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Table 1

Lamp mandril radius, R_1 (mm)	12.25
Average outer radius of central UV section, R_2 (mm)	18
Hydraulic diameter of central UV section, d_{eC} (mm)	11.5
Radius of swirl chamber, R_3 (mm)	50
Width of swirl chamber, W (mm)	70
Hydraulic diameter of swirl chamber, d_{eS} (mm)	58.3
Hydraulic diameter of inlet pipe, d_{eI} (mm)	30.5
Length of central UV section, L (mm)	680
Flow cross-sectional area in swirl chamber, $A_S = (R_3 - R_1)W$ (mm^2)	2642.5
Flow cross sectional area in UV section, $A_C = \pi(R_2^2 - R_1^2)$ (mm^2)	546.4
Flow cross-sectional area in inlet pipe $A_I = \pi R_4^2$ (mm^2)	730.6

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Table 2

Flow rate $Q\times10^4$ ($m^3\ s^{-1}$)	Swirl chamber superficial velocity U_S ($m\ s^{-1}$)	Swirl chamber Reynolds number*, Re_S (-)	UV section superficial velocity U_C ($m\ s^{-1}$)	UV section Reynolds number* Re_C (-)	Inlet pipe superficial velocity U_I ($m\ s^{-1}$)	Inlet pipe Reynolds number* Re_I (-)
3.00	0.11	7180	0.55	7080	0.41	14000
5.78	0.22	14400	1.06	13700	0.79	27000
12.6	0.48	31300	2.30	29600	1.72	58800

*Calculated using the properties of the working fluid (tap water) at 25°C: $\rho = 997$ kg m^{-3}; $\mu = 8.9 \times 10^{-4}$ Pa s.

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Table 3

Flow rate $Q\times10^4$ ($m^3\,s^{-1}$)	Number of passes N_p (-)	Number of recorded points, N (-)	Average of number of points per pass
3.00	255	2220	8.7
5.78	188	1330	7.1
12.6	536	3414	6.4

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Table 4

(a)

Micro-organism	Growth media
E. coli K12	Violet red bile agar
Faecal streptococci	Tryptic Soy agar
Lactic acid bacteria	De Man Rogosa Sharpe Agar
Lactobacillus	De Man Rogosa Sharpe Agar

(b)

Medium	microorganism	Estimated absorption coefficient[1] α (cm^{-1})	Starting microbial conc., N_o (CFU m^{-3})	Log reduction log (N/N_o) (-)
sugar syrup	*total viable count*	40	7.6×10^{10}	4.85
apple juice	E. coli K12	40	8.31×10^{13}	5.1
whey	*total viable count*	100	1.10×10^{11}	3.5

[1] based on literature values (Koutchma, 2009)

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Table 5.

Fluence rate at radius, R_1 I_o (W m^{-2})	Absorption coefficient[1] α (cm^{-1})	First order rate constant[2] k_1 (m^2 J^{-1})	Number of turbulators, K	Film thickness δ (mm)
450	40 (apple cider/juice) 100 (orange juice/whey) 290 (raw milk)	0.05±0.01	40	0.44

[1] based on literature values (Koutchma, 2009)

[2] range 0.03 to 0.06 m^2 J^{-1} for common bacteria (Koutchma, 2009)

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Table 6

(a)

$Q\times10^4$ ($m^3 s^{-1}$)	Non dimensional radius $(r-R_1)/(R_2-R_1)$									
	0.00	0.08	0.15	0.23	0.31	0.38	0.54	0.69	0.85	1.00
3.00	0.000	0.017	0.016	0.073	0.064	0.176	0.329	0.231	0.082	0.012
5.78	0.000	0.052	0.029	0.056	0.068	0.133	0.313	0.198	0.115	0.036
12.6	0.000	0.081	0.039	0.047	0.078	0.105	0.256	0.218	0.134	0.042

(b)

$Q\times10^4$ ($m^3 s^{-1}$)	Non dimensional radius $(r-R_1)/(R_2-R_1)$									
	0.00	0.08	0.15	0.23	0.31	0.38	0.54	0.69	0.85	1.00
3.00	0.0000	0.0208	0.0125	0.0461	0.0960	0.1413	0.2957	0.2473	0.1144	0.0259
5.78	0.0000	0.0749	0.0338	0.0638	0.0662	0.0921	0.1210	0.1644	0.2206	0.1633
12.6	0.0000	0.0793	0.0484	0.0543	0.0599	0.0603	0.1552	0.1799	0.1881	0.1744

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List of Figures

Figure 1: (a) Schematic of test rig showing locations of PEPT experiments (A-D); (b) Geometry of rig, showing co-ordinate system and PIV measurement plane P_1.

Figure 2: Labelled photographs of transparent test sections showing (a) UV section; (b) inlet and exit swirl chambers.

Figure 3: Measured velocities as function of z position for a number of randomly selected passes at each flow condition in: (a) the bottom turbulator; (b) the top turbulator. The horizontal dashed lines correspond to the average flow velocities of U_C = 0.55, 1.06 and 2.30 m s^{-1} (Table 2) for each of the three flow rates respectively.

Figure 4: Plot of PEPT particle trajectories within the UV section for a series of randomly selected passes at (a) Q = 3.0×10^{-4} $m^3 s^{-1}$; (b) Q = 5.78×10^{-4} $m^3 s^{-1}$; (c) 12.59×10^{-4} $m^3 s^{-1}$. Labels A-D refer to the measurement positions shown in Figure 1a.

Figure 5: Plot of cumulative fraction of particles as a function of non-dimensional radius at each flow rate for both top and bottom turbulators.

Figure 6: Plot of cumulative fraction of passes as a function of non-dimensional radius at each flow rate for (a) top turbulator™; (b) bottom turbulator™.

Figure 7: Sensitivity of time density function, f, to number of measured passes for Q = 12.59×10^{-4} $m^3 s^{-1}$ in the top turbulator™

Figure 8: Plot of time density function, f as a function of non-dimensional radius at each flow rate in (a) top turbulator™; (b) bottom turbulator™.

Figure 9: 2-D vector plots of flow within entry and exit swirl chambers at Q = 12.59×10^{-4} $m^3 s^{-1}$. (a) entry chamber to bottom turbulator™ (1); (b) exit chamber for bottom turbulator™ (2); (c) entry chamber to top turbulator™ (3); (d) exit chamber for top turbulator™ (4). For reference numbers (1-4) see Figure 1a.

Figure 10: 1-D absolute and normalised velocity profiles along x axis within entry and exit swirl chambers for all flow rates. (a) entry chamber to bottom turbulator™ (1); (b) exit chamber for bottom turbulator™ (2); (c) entry chamber to top turbulator™ (3); (d) exit chamber for top turbulator™ (4). For reference numbers (1-4) see Figure 1a.

Figure 11: Parametric study of the degree of microbial reduction imparted by a 40 turbulator array using both the PEPT hydrodynamic model (HM) and plug flow model (PFM) as a function of absorption coefficient and flow rate. Comparison is made with available microbial data for apple juice, sugar syrup and whey.

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R4
inlet pipe
swirl chamber
P1
y
z
R1
R2
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W
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Figure 1a

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to supply tank
TOP
C
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2
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from supply tank

Figure 1b

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outlet
swirl chambers
UV swirl sections
swirl chambers
inlet

Figure 2a

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outlet
swirl chambers
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black plastic rod

Figure 2b

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Q = 12.59 x 10⁴ m³ s⁻¹
Q = 5.78 x 10⁴ m³ s⁻¹
Q = 3.00 x 10⁴ m³ s⁻¹
Velocity (m s⁻¹)
z position (mm)
0
1
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Figure 3a

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Velocity (m s^{-1})
z position (mm)
0
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Figure 3b

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D
A
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B
y position(mm)
z position(mm)

Figure 4a

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(i)
D
A
y position(mm)
z position(mm)
(ii)
C
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Figure 4b

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Figure 4c

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TOP Q = 3.00 x 10-4 m3 s-1
TOP Q = 5.28 x 10-4 m3 s-1
TOP Q = 12.59 x 10-4 m3 s-1
BOTTOM Q = 3.00 x 10-4 m3 s-1
BOTTOM Q = 5.28 x 10-4 m3 s-1
BOTTOM Q = 12.59 x 10-4 m3 s-1
Cumulative fraction of particles(-)
Non-dimensional radius (r-R1)/(R2-R1)
0
0.1
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1

Figure 5

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Cumulative fraction of passes(-)
Non-dimensional radius (r-R1)/(R2-R1)
Q = 3.00 x 10-4 m3 s-1
Q = 5.28 x 10-4 m3 s-1
Q = 12.59 x 10-4 m3 s-1
0
0.2
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Figure 6a

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Cumulative fraction of passes(-)
0
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Figure 6b

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0.3
0.25
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100
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536

Figure 7

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$Q = 3.00 \times 10^{4}\ m^3\ s^{-1}$
$Q = 5.28 \times 10^{4}\ m^3\ s^{-1}$
$Q = 12.59 \times 10^{4}\ m^3\ s^{-1}$
time fraction (-)
Non-dimensional radius $(r-R_1)/(R_2-R_1)$
0 0.05 0.1 0.15 0.2 0.25 0.3 0.35
0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1

Figure 8a

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0.35
0.3
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0
time fraction (-)
0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1
Non-dimensional radius (r-R1)/(R2-R1)

Figure 8b

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Frame 001
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J:Experiments7fede milk UV10Hz bottom LAnalysis10Hz bottom L000016.T000.D000.P001
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Frame 001 12 Feb 2011 J:Experiments7fede milk UV10Hz bottom RAnalysis10Hz bottom000000.T000.D000.P001.
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Frame 001
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J:Experiments7fede milk UV10Hz top RAnalysis10Hz top R000023.T000.D000.P001.H000.
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Frame 001 | 12 Feb 2011 | J:Experiments7fede milk UV10 Hz top LAnalysis10 Hz top L000000.T000.D000.P001.H000
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Figure 9d

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Velocity magnitude (m s^{-1})
Velocity magnitude
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Non-dimensional radius (r-R$_1$)/(R$_2$-R$_1$)(-)

Figure 10a

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Velocity magnitude (m s⁻¹)
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Figure 10b

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Non-dimensional radius (r-R1)/(R3-R1)(-)
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Figure 10c

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Velocity magnitude ($m\ s^{-1}$)
Non-dimensional radius $(r-R_1)/(R_2-R_1)$(-)
Velocity magnitude
Non-dimensional radius $(r-R_1)/(R_2-R_1)$(-)

Figure 10d

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48

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Q= 3 x 10-4 m3 s-1
Q= 5.78 x 10-4 m3 s-1
Q= 12.59 x 10-4 m3 s-1

Figure 10key

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HM: α = 290 cm-1
PFM: α =100 cm-1
HM: α = 100 cm-1
HM: α = 40 cm-1
Microbial data: apple juice
Microbial data: whey
Microbial data: sugar syrup
log [N40/No] (-)
Flow rate, Q x 10^4 (m^3s^-1)
0
2
4
6
8
10
12
14

Figure 11

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Highlights

- Hydrodynamic performance of Surepure Turbulator™ assessed using PEPT and PIV.
- Surepure Turbulator™ is designed for processing of opaque food fluids.
- Microbial kill model based on distance from UV source developed using PEPT.
- 100% improvement in kill predicted over plug flow model at design flow rate.

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51

Inactivation of pathogenic and heat resistant microorganisms in milk by a non thermal UV treated system

Rudean Van Wyk and Pieter A. Gouws

Food Microbiology Research Group, Department of Biotechnology,

University of the Western Cape

Private Bag X17, Bellville 7535, South Africa

INTRODUCTION

Ultraviolet radiation is one of the well-known processing technologies least studied. UV processing is a disinfection method used for different food and related products. The inactivation of microorganisms is greatly due to the exposure to UV-C with the germicidal range between 250 to 260nm. When non-ionizing radiation are taken up it produces electronic excitation of atoms and molecules. The gas discharge will emit light at a wavelength dependent on the essential make up ionization and kinetic energy of these elements causing electrons to physically shift. Cross-linking of thymine and cytosine at carbon-carbon double bonds occurs (Fig 1). Transcription and replication are stopped, leading to cell death of bacteria, viruses and moulds.

AIM

To investigate the efficiency of UV-C radiation technology as a novel process in the inactivation of food-borne pathogens in milk.

RESULTS AND DISCUSSION

This novel UV-C system was capable of producing a mean 3-4 $\log_{10}$ reduction for *Bacillus* spp, *B. sporothermodurans*, *B. subtilis*, and up to a mean 5 $\log_{10}$ reduction for *Escherichia coli* and *Salmonella* spp. It was achieved after UV dosages of 0-13770 J/L with a flow rate of 4000 L/h at different contact times.

Bacillus spp, *B. sporothermodurans* and *B. subtilis* are considered as some of the most heat resistant bacteria known in milk. Very few non-thermal studies have been done in reducing the heat resistant microorganisms.

Milk inoculated with Bacillus spp
Dosage J/L

Milk inoculated with Bacillus sporothermodurans
Dosage J/L

Milk inoculated with Bacillus subtilis
Dosage J/L

MATERIALS AND METHODS

Fresh milk received was tested within two hours upon receiving it.

Bacillus spp, *B. sporothermodurans*, *B.subtilis*, *E.coli* K12 and *Salmonella* spp.

Individually inoculated 20L milk samples with bacteria. Circulated before UV-C treatment to ensure equal distribution of bacterial cells.

Pilot scale system was using a speed centrifugal pump at a flow rate of 4000 L/h (Fig 2).

Samples were collected after each different UV dosage (0-13770J/L).

Serial dilutions (10^{-1}-10^{-6}), plated on different media, incubated and analyzed.

Length = 0.860 m
Flow rate = 4000 L/h
Retention time = 0608 s
Product return
Sanitary Lid
Feed Tank
Product Tank
Cooling
Reactors
Centrifugal pump
Cooling system
30 Watts UV-C output at 254nm

Figure 2. Schematic drawing of the Pilot-scale non thermal treatment system containing five UV-C lamps

Fig 1. DNA expose to UV-C

Milk inoculated with Escherichia coli
Dosage J/L

Milk inoculated with Salmonella spp
Dosage J/L

Raw milk is a highly nutritious food ideally suited for growth of disease causing bacteria such as *Salmonella*. These results produced at a flow rate of 4000 L/h were of very high standards. *E.coli* K12 and *Salmonella* spp were less resistant than *Bacillus* species due to its non existent heat properties. Initial TVC microbial loads analyzed in raw milk were $>10^6$ cfu/ml. The UV-C radiation system produced TVC microbial reductions in milk similar to that of heat pasteurization.

CONCLUSION

These results suggested that UV-C treatment at 254nm decreased microbial loads to very low microbial numbers. This non-thermal cold pasteurization method is gaining fast acceptance to be incorporated in eliminating food spoilage and pathogenic microorganism including bacteria, yeast and moulds. UV-C has the advantage that it does not produce chemical residues, by-products or radiation; it is a cold process requiring very low maintenance at low cost and it does not require energy to heat the substrate. It reduced heat resistant microorganism successfully in milk. This UV technology could be used as an alternative pasteurization technology in conjunction with Good Agricultural Practices.

surepure

Food Microbiology Research Group
Department of Biotechnology
University of the Western Cape
Private Bag X 17
Bellville, 7535, South Africa
Email: 2112194@uwc.ac.za

Available online at www.sciencedirect.com

ScienceDirect

ELSEVIER

Innovative Food Science and Emerging Technologies 9 (2008) 348–354

Innovative Food Science & Emerging Technologies

www.elsevier.com/locate/ifset

Ultraviolet radiation as a non-thermal treatment for the inactivation of microorganisms in fruit juice

Maricel Keyser [a], Ilze A. Műller [a], Frans P. Cilliers [b], Wihann Nel [b], Pieter A. Gouws [a,*]

[a] Food Microbiology Research Group, Department of Biotechnology, University of the Western Cape, Private Bag X17, Bellville, 7535, South Africa
[b] PureUV, P.O. Box 71, Milnerton, 7435, South Africa

Received 4 June 2007; accepted 18 September 2007

Abstract

Fruit juices can be processed using ultraviolet (UV-C) light to reduce the number of microorganisms. The UV-C wavelength of 254 nm is used for the disinfection and has a germicidal effect against microorganisms. A novel turbulent flow system was used for the treatment of apple juice, guava-and-pineapple juice, mango nectar, strawberry nectar and two different orange and tropical juices. In comparison to heat pasteurization, juices treated with UV did not change taste and color profiles. Ultraviolet dosage levels (J L^{-1}) of 0, 230, 459, 689, 918, 1 148, 1 377, 1 607 and 2 066 were applied to the different juice products in order to reduce the microbial load to acceptable levels. UV-C radiation was successfully applied to reduce the microbial load in the different single strength fruit juices and nectars but optimization is essential for each juice treated. This novel UV technology could be an alternative technology, instead of thermal treatment or application of antimicrobial compounds.
© 2007 Published by Elsevier Ltd.

Keywords: Aerobic plate count; Fruit juices; Microbial inactivation; Novel UV system; Ultraviolet radiation

Industrial relevance: This novel UV-C system can be applied successfully to the Food Industry. UV-C can be effectively used to reduce the number of spoilage and pathogenic bacteria, as well as yeasts and moulds in different kinds of fruit juices.

1. Introduction

Ultraviolet (UV) radiation covers a small part of the electromagnetic spectrum, which also includes radiowaves, microwaves, infrared radiation, visible light, X- rays and γ-radiation (Diffey, 2002). Ultraviolet radiation involves the use of radiation from the electromagnetic spectrum from 100 to 400 nm and is categorized as UV-A (320–400 nm), UV-B (280–320 nm) and UV-C (200–280 nm) (Guerrero-Beltrán & Barbosa-Cánovas, 2004). Ultraviolet-C is considered to be germicidal against microorganisms such as bacteria, viruses, protozoa, yeasts, moulds and algae (Bintsis, Litopoulou-Tzanetaki, & Robinson, 2000) where the highest germicidal effect is obtained between 250 and 270 nm. The wavelength of 254 nm is, therefore, used for the disinfection of surfaces, water and various liquid food products such as fruit juice (Guerrero-Beltrán & Barbosa-Cánovas, 2004, 2005).

Ultraviolet treatment is performed at low temperatures and is classified as a non-thermal disinfection method (Tran & Farid, 2004). The advantages associated with UV-C radiation used as a non-thermal method is that no known toxic or significant non-toxic byproducts are formed during the treatment, certain organic contaminants can be removed, no off taste or odor is formed when treating water, and the treatment requires very little energy when compared to thermal pasteurization processes. Fruit juice that undergo thermal pasteurization or sterilization tend to change color and lose some of its aromas and vitamins during the process of heating (Choi & Nielsen, 2005) unlike juices that are treated with UV radiation, which tend to maintain their aroma and color (Tran & Farid, 2004).

Fruit juice can be spoiled due to the growth of microorganisms. Yeasts and moulds, *Lactobacillus*, *Leuconostoc* and thermophilic *Bacillus* are common spoilage microorganisms

* Corresponding author. Tel.: +27 21 959 2557; fax: +27 21 959 3505.
E-mail address: pgouws@uwc.ac.za (P.A. Gouws).

1466-8564/$ - see front matter © 2007 Published by Elsevier Ltd.
doi:10.1016/j.ifset.2007.09.002

M. Keyser et al. / Innovative Food Science and Emerging Technologies 9 (2008) 348–354 349

of orange juice (Tran & Farid, 2004). *Escherichia coli*, *Saccharomyces cerevisiae* and *Listeria innocua* are associated with apple juice or apple cider spoilage (Basaran, Quintero-Ramos, Moake, Churey, & Worobo, 2004; Guerrero-Beltrán & Barbosa-Cánovas, 2005). Microorganisms suspended in air are more sensitive to UV-C radiation than microorganisms suspended in water, which are more sensitive to radiation than microorganisms in juices (Bintsis et al., 2000). This results from the different penetration capacity of UV radiation through different physical media. It is known that the penetration depth of UV-C radiation through the surface of liquids is very short, with the exception of clear water (Shama, 1999). The penetration of UV light into juices is about 1 mm for absorption of 90% of the light (Sizer & Balasubramaniam, 1999). The penetration effect of UV-C radiation depends on the type of liquid, its UV-C absorptivity, soluble solids and suspended matter in the liquid. The greater the amount of soluble solids, the lower the intensity of penetration of the UV-C light in the liquid (Guerrero-Beltrán & Barbosa-Cánovas, 2005). Ultraviolet treatment of juices is, therefore, difficult due to their low UV transmittance through the juice because of the high suspended and soluble solids. Thus, to ensure effective penetration of UV-C radiation in juices a turbulent flow during the UV process was designed and patented in order to optimize the effect of UV-C radiation.

In this study different fruit juices were subjected to a novel UV system that was designed to address some of the limitations of applying conventional UV-C treatment to fruit juice. Tests were performed using a pilot-scale UV system, as well as, the novel PureUV commercial-scale UV-C system, to treat apple, orange, guava-and-pineapple and tropical juice. According to the South African regulations governing fruit juice in Section 15 (1) of the Foodstuffs, Cosmetic and Disinfectants Act of 1972, the microbial count should not exceed 10000 cfu ml^{-1}, coliforms < 100 cfu ml^{-1}, YM < 1000 cfu ml^{-1}, *E. coli* negative per ml juice and no *Salmonella* should be present per 25 ml juice sample. The objectives of these studies were to determine the effective UV dose rate for the UV system used and the effectiveness of this UV system for reducing the aerobic bacteria count (APC) and yeasts and moulds (YM) count in fruit juice.

2. Materials and methods

2.1. Novel pilot-scale and commercial-scale UV systems

The UV reactor systems were designed and manufactured by PureUV, Milnerton, South Africa. A reactor typically consists of a stainless steel inlet and outlet chamber with a stainless steel corrugated spiral tube between the chambers. Stainless steel used is of 316 grade. Inside the spiral tube is an UV germicidal lamp (100 W output; 30 W UV-C output) which is protected by a quartz sleeve. The liquid flows between the corrugated spiral tube and the quartz sleeve. The tangential inlet of the reactor creates a high velocity and turbulence in the inlet chamber and brings the liquid (product) into contact with the UV radiation. The liquid is pumped from the inlet chamber into the actual reactor, the gap between the quartz sleeve and the corrugated spiral tubing at a minimum flow rate (Fr) of 3800 L h^{-1} with a Reynolds value (Re) in excess of 7500, indicating turbulent flow.

Fruit juice was exposed to UV-C radiation using the PureUV pilot-scale UV system (Fig. 1a) and the PureUV commercial-

(a)
Product return
Tank
Centrifugal pump
1 UV reactor
(30 Watts UV-C output)
(b)
Product return
Sanitary Lid
Feed Tank
Product Tank
TI
Cooling
Reactors
Centrifugal pump
H_2O cooling
10 UV reactors
(300 Watts UV-C output)

Fig. 1. (a) Schematic drawing of the pilot-scale PureUV treatment system containing one UV-C lamp. (b) Schematic drawing of the commercial-scale PureUV treatment system containing 10 UV-C lamps.

350 M. Keyser et al. / Innovative Food Science and Emerging Technologies 9 (2008) 348–354

scale UV system (Fig. 1b). The UV reactors operate at a flow rate capacity of between 3800 and 4200 L h^{-1}.

The commercial-scale unit (Fig. 1b) consists of 10 UV lamps (254 nm) in series, connected to water and product feed lines, as well as outlet points. For flow rates above 3800 L h^{-1} the Reynolds value is calculated to be more than 7500 which indicates turbulent flow patterns. The high turbulent flow patterns help to prevent clumping of microorganisms and assist in the efficiency of UV radiation by increasing the exposure of the liquid to UV radiation. The UV-C light is absorbed by the DNA and causes a cross linking between the neighboring thymine and cystine nucleoside bases, that will lead to cell death of the various bacteria, viruses and moulds (Guerrero-Beltrán & Barbosa-Cánovas, 2004).

The time needed for operation of a UV treatment naturally depends on the quantity of product to be treated and the flow rate of the product feed. In this study using the commercial-scale unit (Fig. 1b), for 80 L of product, circulated at a flow rate of 4000 L h^{-1} the time for the liquid to pass through the system once was 72 s. The commercial-scale unit presented 10 lamps in series, therefore delivering a UV-C dose of 230 J L^{-1} to the liquid being treated after one pass.

The design of the pilot-scale system (Fig. 1a) used is based on the commercial-scale unit as described but it consists only of 1 UV lamp. The pilot-scale unit was used for the treatment of 20 L batches of product which was circulated at a flow rate of 4000 L h^{-1}. The time for the product to pass through the system once was 18 s, therefore, delivering a UV-C dose of 22.95 J L^{-1} to the liquid being treated after one pass.

The contact time or retention time was determined theoretically, assuming that the system was in steady state operation with uniform product and product flow, assuming as well that the liquid was non-expandable and non-volatile.

2.2. Cleaning of the units

The commercial and pilot-scale units were cleaned after every juice treatment using standard 'Cleaning In Place' (CIP) processes. The equipment was rinsed with warm water (50 °C) for 10 min, where after a 1.0% alkaline solution was circulated for 30 min at 75 °C, followed by a warm water rinse at 50 °C for 5 min. Lastly, a 0.5% Perasan solution (Divosan System, JohnsonDiversey, South Africa) was circulated for 10 min before a final rinse with cold water. The cold water was microbiologically analyzed to ensure a clean system.

2.3. Dosage measurement

As UV light was used initially to disinfect surfaces, the irradiance is generally expressed as watts per square centimeter (W cm^{-2}), whilst the radiant exposure (dosage) is expressed as watts per second per square centimeter (W s cm^{-2}) or joules per square centimeter (J cm^{-2}) and characterizes the energy delivered per surface area of the treatment device (Matak et al., 2005). UV dosage (D) is, therefore, determined as time (T) multiplied by irradiance (I). This study proposes an alternative method to characterize UV dosage per volume of liquid, as the UV-C energy penetrates into the medium, therefore working with volume rather than area. For liquids, the UV dosage is expressed as J L^{-1}. A comparison between UV-C dosage as J L^{-1} and W cm^{-2} was then determined (Table 1) by calculating the dose per area as well as the dose per volume, together with time of UV-C exposure.

Table 1
The conversion of J L^{-1} to mJ cm^{-2}, and contact time for the UV-C systems used at a product flow rate of 4000 Lh^{-1}

Dose per volume (J L^{-1})	Dose per area (mJ cm^{-2})	Contact time (min) for 20 L of juice using the pilot-scale UV system (1 UV lamp)	Contact time (min) for 80 L of juice using the commercial-scale UV system (10 UV lamps)
0	0	0	0
22.95	23.40	0.3	1.2
230	233.98	3.0	1.2
459	467.96	6.0	2.4
689	701.95	9.0	3.6
918	935.93	12.0	4.8
1148	1169.91	15.0	6.0
1377	1403.89	18.0	7.2
1607	1637.88	21.0	8.4
1836	1871.86	24.0	9.6
2066	2105.84	27.0	10.8
2295	2339.82	30.0	12.0

2.3.1. UV dosage per area

The length of the quartz sleeve used was 0.860 m, with an outer surface area (A_s) of 661.93 cm^2. The area between the quartz sleeve and corrugated spiral tubing is termed the annulus and the volume thereof was determined as being 0.675 L or 0.00068 m^3. The effective area (A_s) of UV-C is at a distance of 5 mm, as the lamp is 5 mm away from the outer surface of the sleeve. According to the manufacturers, the energy transmission rate (total UV-C output) to the constant surface of the quartz sleeve (A_s=661.93 cm^2) from the UV lamp is 25.5W (watts) UV-C. Ignoring the volume of the annulus and disregarding the type of product in the annulus the following calculations is based on the effective A_s of the quartz sleeve alone.

The following calculations are based on the A_s of the quartz sleeve alone, not taking into account the volume of the annulus and the type of liquid treated.

The intensity (I) per reactor can be calculated as follow:

$$\begin{aligned}\text{Intensity (I)} &= \text{Total UV} - \text{C output per unit (W)/Area (cm}^2\text{)}\\ &= 25.5\ \text{W}/661.93\ \text{cm}^2\\ &= 0.039\ \text{W cm}^{-2}\\ &= 38.5\ \text{mW cm}^{-2}\end{aligned}$$

The retention time (T) of the product per reactor can be calculated as follow:

$$\begin{aligned}\text{Retention time (T)} &= \text{Volume of the reactor (L)/Flow rate}(\text{L h}^{-1})\\ &= 0.675\ \text{L}/4\,000\ \text{L h}^{-1}\\ &= 0.675\ \text{L}/1.111\ \text{L s}^{-1}\\ &= 0.608\ \text{s}\end{aligned}$$

Thus, at a flow rate (Fr) of 4000 L h^{-1} the product retention time (T) is 0.608 s per reactor, therefore the UV dosage (D) per

M. Keyser et al. / Innovative Food Science and Emerging Technologies 9 (2008) 348–354 351

surface area for one reactor with continuous flow is calculated as follows:

$$\begin{aligned}\text{Dosage} &= \text{Intensity (I)} \times \text{Time (T)}\\ &= 38.50\ \text{mW.cm}^{-2} \times 0.608\ \text{s}\\ &= 23.408\ \text{mW.s.cm}^{-2}\\ &= 23.408\ \text{mJ.cm}^{-2}\end{aligned}$$

2.3.2. UV dosage per volume

At a flow rate (Fr) of 4000 L h^{-1} the product retention time (T) is 0.608 s per reactor (as calculated in paragraph 2.3.1), therefore the UV dosage per Litre of liquid treated for one reactor with continuous flow is calculated as follows:

$$\begin{aligned}\text{Dosage} &= \text{Total UV} - \text{C output per unit (W)/Flow rate}\left(\text{L s}^{-1}\right)\\ &= 25.50\ \text{W}/1.11\ \text{L s}^{-1}\\ &= 22.95\ \text{W s L}^{-1}\\ &= 22.95\ \text{J L}^{-1}\end{aligned}$$

2.4. UV-C processing of the fruit juices

A sample volume of either 20 L or 80 L was placed into the holding tank (8–10 °C) of either the pilot or commercial UV treatment unit. A speed controlled sanitary Prolac centrifugal pump (Inoxpa) was used to achieve a flow rate of 4000 L h^{-1} in both units. The juice was processed at 8–10 °C, and due to the short contact time, no heat transfer from the lamps to the juice was recorded after processing. An in-line sampler was used to extract the juice aseptically from the flow stream without stopping the treatment process to avoid excessive exposure of the juice in the UV reactor during sampling.

2.4.1. Tropical, orange and guava-and-pineapple juice

Tropical juice (Samples T1 and T2), orange juice (samples O1 and O2), as well as guava-and-pineapple juice were received from a local juice manufacturer in the Western Cape, South Africa and kept at 4–6 °C. Samples T1 and O1 were subjected to UV dosages of 0, 689, 1148 and 1607 J L^{-1}, while samples T2, O2 and the guava-and-pineapple juice were subjected to UV dosages of 0, 230, 459, 919 and 1377 J L^{-1}. After each dosage, a 50 ml sample was taken and microbiological analysis performed. The commercial and pilot-scale units were cleaned after every juice treated with the UV, using standard CIP processes.

2.4.2. Apple juice

A culture of *E. coli* K12 was grown up in Tryptic soy broth (Merck, South Africa) and incubated at 37 °C in a shaking incubator for 24 hours (h). This culture was then inoculated into clear single strength apple juice. The apple juice was then UV treated at UV dosages of 0, 230, 459, 918 and 1377 J L^{-1}. Single strength apple juice, with no added *E.coli* was also UV treated, and use as the control. After each dosage, 50 ml samples were taken, stored at 4 °C and microbiological analysis performed.

E. coli
APC
YM
Log10 (cfu/ml)
UV Dosage (J/L)
0
230
459
918
1377
0
1
2
3
4
5
6
7
8
9

Fig. 2. The $\log_{10}$ reduction of *Escherichia coli* K12 inoculated into apple juice (single strength), as well as the reduction of the aerobic plate count (APC) bacteria (cfu ml^{-1}) and yeasts and moulds in apple juice after the exposure to different UV dosages (J L^{-1}).

2.4.3. Strawberry and mango nectar

Strawberry nectar and mango nectar was received from a South African fruit processing plant. The nectars were subjected to UV treatment and a 50 ml sample of each of the nectars were taken after UV dosages of 0, 689, 1377 and 2066 J L^{-1}, respectively, after which microbiological analysis was performed.

2.5. Microbiological analysis

One milliliter (ml) of each juice sample was aseptically transferred to 9 ml quarter strength Ringers solution (Merck) and mixed thoroughly. Serial dilutions were then prepared (10^{-1}–10^{-3}) and 1 ml of each of the different juice dilutions were plated on 3 M Aerobic plate count (APC) and Yeasts and Moulds (YM) petrifilm (Merck, Cape Town, South Africa). The aerobic plate count and yeasts and moulds count petrifilm was incubated at 37 °C for 24–48 h and at 25 °C for 3–5 days, respectively. The results obtained were expressed as colony-forming units per milliliter (cfu ml^{-1}).

After UV treatment 1 ml of each UV treated sample was then aseptically pipetted into 9 ml of quarter strength Ringers solutions (Merck, Cape Town, South Africa) and vortexed thoroughly. Serial dilutions (10^{-1} to 10^{-3}) were made and 1 ml aliquots of the appropriate dilutions were plated in duplicate on 3 M aerobic plate count petrifilm. Petrifilm plates were then incubated at 37 °C for 24–48 h and the number of colonies expressed as number of colony-forming units per milliliter (cfu ml^{-1}). All experiments were done once, but the average of duplicate microbial analysis was used.

3. Results and discussion

Different types of juices were obtained from various South African juice manufacturers. These juices included single strength guava-and-pineapple, apple, orange juice and tropical juice, as well as a mango nectar and strawberry nectar which were all subjected to various UV dosages of 0 to 1377 J L^{-1}.

Apple juice is a low pH product, and yeasts, moulds and organisms able to survive this pH range will spoil it predominantly (Guerrero-Beltrán & Barbosa-Cánovas, 2005). The apple juice treated in this study resulted in a 3.5 $\log_{10}$ reduction for the APC bacteria (Fig. 2) and a 3.0 $\log_{10}$ reduction for the

352 M. Keyser et al. / Innovative Food Science and Emerging Technologies 9 (2008) 348–354

APC
YM
Log10 (cfu/ml)
UV Dosage (J/L)
0
230
459
918
1377

Fig. 3. The $\log_{10}$ reduction of aerobic plate count (APC) bacteria (cfu ml^{-1}) and yeasts and moulds (YM) in guava-and-pineapple juice (single strength) after exposure to different UV dosages (J L^{-1}).

YM after a UV dosage of only 230 J L^{-1}. The UV dosage of 230 J L^{-1} was enough to eliminate the APC bacteria as well as the YM in the apple juice. Apple juice is a clarified and a clear liquid and is, therefore, easily penetrated by the UV light (Guerrero-Beltrán & Barbosa-Cánovas, 2005).

Due to the good UV-C penetration obtained in the apple juice, *E. coli* K12 was inoculated into apple juice that have not been subjected to any UV radiation. *E. coli*, among other bacteria and potential pathogens, is known to be a common microorganism growing in apple juice or apple cider (Basaran et al., 2004; Guerrero-Beltrán & Barbosa-Cánovas, 2005). After the 1377 J L^{-1} UV-C exposure of the inoculated apple juice a 7.42 $\log_{10}$ reduction of the *E. coli* was obtained (Fig. 2). Guerrero-Beltrán and Barbosa-Cánovas (2005) found that at a flow rate of 0.548 L min^{-1} and a UV dosage of 450 kJ m^{-2}, and after 30 min of treatment, a 5.1 $\log_{10}$ reduction was observed for *E. coli* when inoculated into 800 ml of pasteurized juice. In addition, when a mixture of organisms was inoculated into the juice instead of separate inoculations, a 4.0 $\log_{10}$ reduction was recorded (Guerrero-Beltrán & Barbosa-Cánovas, 2005). No obvious colour changes were observed in the UV treated juice when compared with pasteurized juice as also observed in this study.

In the guava-and-pineapple juice a 3.31 $\log_{10}$ APC reduction and a 4.48 $\log_{10}$ YM reduction (Fig. 3) were achieved after 1377 J L^{-1}, resulting in zero cfu ml^{-1} YM. As far as the authors are concerned the UV-C radiation of this guava-and-pineapple juice is a new application and no other data in the literature could be established. Since guava juice is more turbid in general, a higher UV dosage was necessary in this guava-and-pineapple juice than was necessary for the apple juice. The APC bacteria was not reduced to zero after 1377 J L^{-1}, and a higher UV dosage is possibly needed to eliminate all these bacteria.

APC (S)
YM(S)
APC (M)
YM(M)
Log10 (cfu/ml)
UV Dosage (J/L)
0
689
1377
2066

Fig. 4. The $\log_{10}$ reduction of the aerobic plate count (APC) bacteria (cfu ml^{-1}) and yeasts and moulds (YM) in strawberry (S) and mango (M) nectar after the exposure to different UV dosages (J L^{-1}).

The strawberry nectar and the mango nectar were both subjected to 0, 689, 1377 and 2066 J L^{-1} UV-C radiation. The higher dosage of 2066 J.L^{-1} was applied since the liquid treated was in a concentrated form. It can be observed (Fig. 4) that the mango nectar showed a 1.40 $\log_{10}$ APC (cfu ml^{-1}) reduction and a 2.8 $\log_{10}$ reduction in YM, resulting in zero APC and zero YM at a UV dosage of 1377 J L^{-1}. In the strawberry nectar the $\log_{10}$ reduction in APC and YM were 1.32 and 2.45, respectively, after a higher UV dosage of 2065.5 J L^{-1}. These results clearly indicate that different UV dosages were needed for the two different nectar products due to the difference in microbial load and that optimization of the UV treatment for every new product treated will be necessary.

Orange juice, like other fruit juices, is spoiled with time due to the growth of various bacteria and yeasts and moulds. *Lactobacillus*, *Leuconostoc* and thermophilic *Bacillus*, such as *Bacillus subtilis* and *Bacillus pumilus* are common microorganisms growing in orange juice (Tran & Farid, 2004). *Alicyclobacillus acidoterrestris* has also been identified as a novel thermoacidophilic spore-forming bacterium that causes spoilage in fruit juice (Gouws, Gie, Pretorius, & Dhansay, 2005).

In this study orange juice from two different South African manufacturers were subjected to various UV dosage levels. The percentage cells in the orange juices varied between 7.50–

Table 2

The $\log_{10}$ microbial counts of the aerobic plate count (APC) (cfu ml^{-1}) and yeasts and moulds (YM) present in the various fruit juices after UV (J L^{-1}) treatment

Fruit juice	$\log_{10}$ microbial counts at various UV dosages (J L^{-1})								
UV dosages	**0**	**230**	**459**	**689**	**918**	**1148**	**1377**	**1607**	**2066**
Apple juice									
Inoculated *E. coli*	7.92	2.82	0.84		0.61		0.47		
APC	3.50	0	0		0		0		
YM	2.99	0	0		0		0		
Guava-and-pineapple juice									
APC	4.48	2.59	2.34		2.07		1.17		
YM	4.48	2.86	2.25		0		0		
Orange juice 2									
APC	2.30	2.07	2.07		1.85		1.41		
YM	1.49	1.43	1.35		1.41		1.19		
Tropical juice 2									
APC	2.10	1.83	1.48		1.55		1.51		
YM	3.95	3.56	3.37		3.31		3.23		
Orange juice 1									
APC	1.60			1.30		3.30		1.30	
YM	2.2			3.41		2.81		1.90	
Tropical juice 1									
APC	3.28			3.17		3.08		2.78	
YM	2.36			3.10		2.68		2.6	
Mango nectar									
APC	1.40			1.00			0		0
YM	2.80			2.36			0		0
Strawberry nectar									
APC	2.36			1.54			1.04		0
YM	3.05			2.96			0.60		0

M. Keyser et al. / Innovative Food Science and Emerging Technologies 9 (2008) 348–354 353

10.00% (mass/mass). Orange juice 1 (O1) received UV dosage levels of 0, 689, 1148 and 1607 J L^{-1}, and resulted in a <1 (0.3) log_{10} reduction of the APC bacteria and the YM after 1607 J L^{-1}. The samples of orange juice 2 (O2) were subjected to UV dosages that ranged from 0, 230, 459, 919 to 1377 J L^{-1}, and also resulted in a <1 (0.89) log_{10} reduction of the APC bacteria and <1 (0.30) log_{10} reduction of the YM. The reason for this low reduction in bacterial numbers can be attributed to the cells and other particles like fibre present in the orange juice, which can act as a barrier between the UV-C rays and the bacteria. The APC and YM count of O1 was <50 cfu ml^{-1} and 160 cfu ml^{-1}, respectively, whereas the APC of O2 was <200 cfu ml^{-1} and the YM less than 31 cfu ml^{-1}. Tran and Farid (2004) found that UV processing of orange juice was effective in reducing the total APC and YM, and extending the shelf life from 2 days to more than 5 days, with a limited dose of 73.8 mJ cm^{-2}. It was also found that the UV had no effect on the enzyme pectin methylesterase, so although UV treatment was found to be effective in increasing the shelf life of the orange juice, additional research needs to be done to further evaluate the effect of UV on the enzyme pectin methylesterase that are responsible for the quality defect known as "cloud loss" in orange juice. No color changes for the orange juice was observed using the UV treatment, whereas Lee and Coates (2003) found that the thermal pasteurization of orange juice led to the changes in the color, resulting in a lighter color.

Two tropical juices (T1) and (T2) were subjected to various UV dosage levels. Tropical juice (T2) received UV dosage levels of 0, 230, 459, 919 to 1377 J L^{-1}, and resulted in a <1 (0.59) log_{10} reduction of the APC bacteria and a <1 (0.72) log_{10} reduction of the YM after 1377 J L^{-1}. The samples of T1 were subjected to UV dosage 0, 689, 1148 and 1607 J L^{-1}, and also resulted in a <1 (0.50) log_{10} reduction of the APC bacteria. Again, in both these juices, the initial bacterial counts were very low. Better bacterial reduction could have been achieved, had the counts been higher or if it was artificially inoculated with know concentration of microorganisms. Further inoculation studies should prove this point.

In Table 2 the results clearly show that UV-C radiation, using the novel turbulent flow PureUV system, was successfully applied to reduce the microbial load in different single strength fruit juices and nectars. Optimization of the parameters is essential for the different juices treated to ensure the maximum reduction of the microbial load without affecting the taste of the product.

4. Conclusion

UV radiation was successfully applied to reduce the microbial load in different fruit juices and nectars. A clear juice such as apple juice needed a lower UV dose to achieve effective reduction as expected, whereas orange juice with cells and tropical juice needed higher UV dosage levels to achieve the reductions needed. This is due to the greater amount of suspended matter such as the orange cells and fibre in the liquids that acted as a protective barrier for the microorganisms against the UV radiation. Tropical juice requires a higher dosage owing to the various fruits and high fibre content used to make the juice, each of which has its own microorganisms specific for that particular juice. Although a 5 log_{10} reduction was not achieved in all the fruit juice samples, higher dose rates can be used, since the dose rates used in this study did not affect the organoleptic properties of the juices and nectars. This can be achieved by increasing the UV-C dosage by increasing the exposure time or lamp intensity as well as increasing the turbulent flow in order to increase the exposure of the fruit juice to the UV-C light.

The application of UV-C radiation is vast, and can be successfully used to reduce the microbial load in different single strength fruit juices and nectars. Optimization of the parameters is essential for different liquids treated to ensure the maximum reduction of the microbial load without affecting the taste of the product. This non-chemical cold pasteurization method is gaining increasing acceptance to be used to kill food spoilage and pathogenic organisms including bacteria, viruses, yeasts and moulds. An additional benefit to the consumer is that fruit juices with no added preservatives can be manufactured, eliminating the microorganisms using only UV-C radiation.

This Novel PureUV system has low running costs, use less energy than thermal pasteurizers and require little maintenance. All these factors contribute to lower capital and running costs and a good quality and safe product for the consumer. In this new health conscious food and beverage time that the world is experiencing the manufacturers of fruit juices can add so much more value to their products.

Acknowledgements

The authors want to thank the University of the Western Cape, Claude Leon Foundation, National Research Foundation and PureUV for financial assistance.

References

Basaran, N., Quintero-Ramos, A., Moake, M. M., Churey, J. J., & Worobo, R. W. (2004). Influence of apple cultivars on inactivation of different strains of *Escherichia coli* O157:H7 in apple cider by UV irradiation. *Applied and Environmental Microbiology, 70*, 6061–6065.

Bintsis, T., Litopoulou-Tzanetaki, E., & Robinson, R. (2000). Existing and potential applications of ultraviolet light in the food industry—A critical review. *Journal of the Science of Food and Agriculture, 80*, 637–645.

Choi, L. H., & Nielsen, S. S. (2005). The effect of thermal and non-thermal processing methods on apple cider quality and consumer acceptability. *Journal of Food Quality, 28*, 13–29.

Diffey, B. L. (2002). Sources and measurement of ultraviolet radiation. *Methods, 28*, 4–13.

Gouws, P. A., Gie, L., Pretorius, A., & Dhansay, N. (2005). Isolation and identification of *Alicyclobacillus acidocaldarius* by 16S rDNA from mango juice and concentrate. *International Journal of Food Science and Technology, 40*, 789–792.

Guerrero-Beltrán, J. A., & Barbosa-Cánovas, G. V. (2004). Review: Advantages and limitations on processing foods by UV light. *Food Science and Technology International, 10*, 137–148.

Guerrero-Beltrán, J. A., & Barbosa-Cánovas, G. V. (2005). Reduction of *Saccharomyces cerevisiae, Escherichia coli* and *Listeria innocua* in apple juice by ultraviolet light. *Journal of Food Process Engineering, 28*, 437–452.

Lee, H. S. J., & Coates, G. A. (2003). Effect of thermal pasteurization on Valencia orange juice color and pigments. *Lebensmittel-Wissenschaft und Technologie, 36*, 153–156.

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Matak, K. E., Churney, J. J., Worobo, R. W., Sumner, S. S., Hovingh, E., Hackney, C. R., & Pierson, M. D. (2005). Efficacy of UV light for the reduction of *Listeria monocytogenes* in goat's milk. *Journal of Food Protection*, *68*, 2212–2216.

Shama, G. (1999). Ultraviolet light. In R. K. Robinson, C. Batt, & P. Patel (Eds.), *Encyclopedia of Food Microbiology, vol. 3*. (pp. 2208–2214) London: Academic Press.

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Tran, M. T. T., & Farid, M. (2004). Ultraviolet treatment of orange juice. *Innovative Food Science and Emerging Technologies*, *5*, 495–502.

THE USE OF A NOVEL UV SYSTEM FOR THE PREVENTION OF FRUIT JUICE SPOILAGE BY SPECIES OF ALICYCLOBACILLUS

Willem Groenewald[1], Pieter A. Gouws[2], R. Corli Witthuhn[1]

[1] Department of Food Science, Stellenbosch University, Private Bag X1, Matieland (Stellenbosch), 7602, South Africa

[2] Department of Biotechnology, University of the Western Cape, Private Bag X17, Bellville, 7535, South Africa

UNIVERSITY of the WESTERN CAPE

INTRODUCTION

- The alicyclobacilli (Fig. 1) are thermo-acidophilic, Gram-positive, rod-shaped, spore-forming, aerobic micro-organisms that possess unique fatty acids (w-cyclohexane or w-cycloheptane) as the major components of the cellular membrane (1). Species of *Alicyclobacillus* have been isolated from a range of habitats and substrates, such as orchard soil, fruit concentrates, and heat-processed foods (2; 3; 4; 5).
- The problem they pose to the fruit juice industry is the ability of *Alicyclobacillus* spores to survive thermal pasteurisation and hot-fill-hold processes. In fact the pasteurization process serves as a heat treatment that stimulates spore germination. If incubation conditions are favourable after the heat treatment, spore germination and flavour taints will develop (2).
- Ultraviolet (UV) radiation is a technology that can be successfully applied as an alternative to pasteurization of certain foods. UV wavelengths of 200-280 nm will inactivate bacteria and viruses. Liquids such as water and fruit juices have been successfully treated with UV light to reduce bacteria counts (7). The treatment is non-thermal and advantages of UV are that the organoleptic properties may be enhanced with limited changes to the nutrients of the beverages treated. The application of UV treatment is challenging for the reasons that solid contents and turbidity of the treated liquid could limit the penetration of UV light into the liquid, thereby reducing its efficacy (8).

AIM

- The objective of this study was to determine the reduction of *Alicyclobacillus acidoterrestris* cells inoculated in water, fruit concentrate factory wash water and 80 Brix grape concentrate using a novel UV treatment system.

MATERIALS & METHODS

THE UV UNIT

- The reactor (Fig. 2) consists of NW100 stainless steel inlet and outlet chambers with a 40 DIA stainless steel corrugated spiral tube between the chambers. Inside the spiral tube is a germicidal low-mercury UV lamp (30 UV C Watts, 90% 254 nm and 90% emittance) which is protected by a quartz sleeve. The liquid flows between the corrugated spiral tube and the quartz sleeve.
- The tangential inlet of the reactor creates a high velocity and turbulence in the inlet chamber and brings the liquid product into contact with UV rays. From the inlet chamber the liquid is forced into the actual reactor, the opening between the quartz sleeve and the corrugated spiral tubing. At flow rates above 2800 L h^{-1} the Reynolds value is calculated to be more than 4000, indicating turbulent flow patterns.
- The corrugation of the tubing creates very high turbulence which is then carried with the spiral over the length of the reactor chamber.

METHODS

- *Alicyclobacillus acidoterrestris* K46, a strain isolated from spoilt grape juice, was grown in Yeast Starch Glucose (YSG) broth at pH4. The test substrates used for UV treatment included water, wash water from a fruit concentrate manufacturing facility and 80 Brix grape concentrate. The microbial load added to all substrates was between $10^4 - 10^5$ cfu.ml^{-1}.
- 20 L of inoculated substrate was exposed to UV irradiation using the *SurePure* version 2 for turbid liquids. Multiple passes through the UV unit were done in order to obtain different dosage levels that correlated with different log_{10} reductions of *A. acidoterrestris* analysed.

Fig. 1. *A. acidoterrestris* spores and cells

Product return
Holding tank
1 UV lamp
(30 Watt UV-C output)
Centrifugal pump

Fig. 2. Schematic drawing of the pilot-scale UV treatment system containing one UV-C lamp.

Commercial scale UV treatment system

RESULTS & DISCUSSION

- Figure 3 presents the log reduction of *Alicyclobacillus acidoterrestris* vegetative cells in water after UV treatment. It can be observed that a total elimination of vegetative cells was obtained after between 204 and 305 J L^{-1} was applied. This equates to around a 5 log_{10} reduction in cells.
- A similar 5 log_{10} reduction was achieved with *A. acidoterrestris* spores inoculated in water (Fig.4) after a treatment of 305 J L^{-1}. *Acidoterrestris acidoterrestris* spores inoculated in factory waste water required a UV dosage of 367 J L^{-1} for a 4 log_{10} reduction in viable spores (Fig. 4). UV treatment on 80 ˚Brix grape concentrate (Fig. 4) resulted in a 4.5 log_{10} reduction after a dosage of 367 J L^{-1}. Moreover, grape concentrate was inoculated with 1 10^4 of *A. acidoterrestris* even though such high cell counts would not be as high if Hazard Analysis and Critical Control Point and good manufacturing practises are applied.

UV dosage (J/l)

Fig. 3. The log_{10} reduction of *A. acidoterrestris* K47 at a starting concentration of $5x10^5$ cfu.ml^{-1} in water.

UV dosage (J/l)

Fig 4. The log_{10} reduction of *A. acidoterrestris* K47 at a starting concentration of $5x10^5$ cfu.ml^{-1} in 80 Brix concentrate, waste water and water.

CONCLUSION

- The UV treatment method was shown to be capable of reliably achieving in excess of a 4 log_{10} reduction (99.99%) per 0.5 kJ.l^{-1} of UVC dosage in *A. acidoterrestris* spores in water, juice concentrate factory wash water and 80 ˚Brix grape concentrate.
- Based on the results from this study, it can be recommended that the use of the novel UV treatment system is a viable way to control contamination of juice concentrate by species of *Alicyclobacillus*.
- The similar levels of UV required for the inactivation of *A. acidoterrestris* spores in the different substrate indicates that a sufficient turbidity is reached inside the reactor to ensure an even coverage of UV for the spores, despite differences in viscosity and turbidity of the inoculated substrate.

REFERENCES

1 Chang, S. and Kang, D. (2004) Crit Rev Microbiol 30, 55-74
2 Jensen, N., 2000. *Alicyclobacillus* in Australia. Food Aust 52, 282-285
3 Walls, I. and Chuyate, R. 2000. J AOAC Int 83, 1115-1120
4 Goto, K., et al. 2002 Extremophiles 6, 333-340
5 Groenewald, W. H., Gouws, P.A., Witthuhn, R.C., 2008 Extremophiles 12 159-163
6 Watts, 1., 1994. Report of scientific and technical regulatory activities. NFPA, Washington, D. C.
7 Fetsko A., Rheems H., et al., (1997) Microbiol 143, 2983-2989
8 Matak K.E., et al. (2005) J. Food Prot 10, 2212-2216

ACKNOWLEDGEMENTS

- National Research Foundation, South Africa, for funding
- University of Stellenbosch for financial support
- NRF-KIC travel grant
- SurePure for the use of the UV unit and technical support

surepure

Poster presented at Food Micro, Aberdeen, Scotland, 1-4 September 2008